UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 000-50859

 TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 2, 2017, Top Ships Inc. (the "Company") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Kalani Investments Limited ("Kalani"), pursuant to which the Company may sell up to $3,099,367 million of shares of its common stock, par value $0.01 (the "Offered Shares") to Kalani over a period of 24 months, subject to certain limitations. In consideration for entering into the Purchase Agreement, the Company has also agreed to issue $46,491 of shares of its common stock, par value $0.01 to Kalani as a commitment fee (the "Commitment Shares," and together with the Offered Shares, the "Shares").
Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-215577), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from TOP Ships, Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece, Attention: Investor Relations.
Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Purchase Agreement.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Shares.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 2, 2017	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 1.1

COMMON STOCK PURCHASE AGREEMENT

DATED AS OF FEBRUARY 2, 2017

BY AND BETWEEN

TOP SHIPS INC.

AND

KALANI INVESTMENTS LIMITED

i

ii

COMMON STOCK PURCHASE AGREEMENT
This COMMON STOCK PURCHASE AGREEMENT, made and entered into as of the 2nd day of February 2017 (this "Agreement"), by and between Kalani Investments Limited, a company organized and existing under the laws of the British Virgin Islands (together with its investment managers and investment advisors, the "Investor"), and TOP Ships Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company").  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in Annex A hereto.
RECITALS
WHEREAS, the parties desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company may issue and sell to the Investor, and the Investor shall thereupon purchase from the Company, up to $3,099,367 worth of newly issued shares of the Company's common stock, par value $0.01 per share ("Common Stock");
WHEREAS, in partial consideration for the Investor's execution and delivery of this Agreement, the Company is causing its transfer agent to issue to the Investor the Commitment Shares in accordance with the terms and subject to the conditions of this Agreement; and
WHEREAS, the issuance of the Commitment Shares and the offer and sale of the Shares hereunder have been registered by the Company in the Registration Statement, which has been declared effective by order of the Commission under the Securities Act;
NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
 PURCHASE AND SALE OF COMMON STOCK
Section 1.1          Purchase and Sale of Stock.  Upon the terms and subject to the conditions and limitations of this Agreement, during the Investment Period, the Company, in its discretion, may issue and sell to the Investor up to $3,099,367 (the "Total Commitment") worth of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock (the "Aggregate Limit") by (i) the delivery to the Investor of separate Fixed Request Notices as provided in Article II hereof and (ii) the exercise by the Investor of Optional Amounts, which the Company may in its discretion grant to the Investor and which may be exercised by the Investor, in whole or in part, as provided in Article II hereof.  The aggregate of all Fixed Request Amounts and Optional Amount Exercise Amounts shall not exceed the Aggregate Limit.
Section 1.2          Effective Date; Settlement Dates.  This Agreement shall become effective and binding upon the payment of the fees required to be paid on or prior to the Effective Date pursuant to Section 9.1, the delivery of irrevocable instructions to issue the Commitment Shares to the Investor or its designee(s) as provided in Sections 2.13 and 6.1, the delivery of counterpart signature pages of this Agreement executed by each of the parties hereto, and the delivery of all other documents, instruments and writings required to be delivered on the Effective Date, in each case as provided in Section 6.1 hereof, to the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 5:00 p.m., New York time, or at such other time as the parties may agree, on the Effective Date.  In consideration of and in express reliance upon the representations, warranties and covenants, and otherwise upon the terms and subject to the conditions, of this Agreement, from and after the Effective Date and during the Investment Period (i) the Company shall issue and sell to the Investor, and the Investor agrees to purchase from the Company, the Shares in respect of each Fixed Request and (ii) the Investor may in its discretion elect to purchase Shares in respect of each Optional Amount.  The issuance and sale of Shares to the Investor pursuant to any Fixed Request or Optional Amount shall occur on the applicable Settlement Date in accordance with Sections 2.7 and 2.9 (or on such Trading Day in accordance with Section 2.8, as applicable), provided in each case that all of the conditions precedent thereto set forth in Article VI theretofore shall have been fulfilled or (to the extent permitted by applicable law) waived.

Section 1.3          Reservation of Common Stock.  The Company has or will have duly authorized and reserved for issuance, and covenants to continue to so reserve once reserved for issuance, free of all preemptive and other similar rights, at all times during the Investment Period, the requisite aggregate number of authorized but unissued shares of its Common Stock to timely effect the issuance, sale and delivery in full to the Investor of all Shares to be issued in respect of all Fixed Requests and Optional Amounts under this Agreement, in any case prior to the issuance to the Investor of such Shares.
Section 1.4          Current Report; Prospectus Supplement.  As soon as practicable, but in any event not later than 5:30 p.m. (New York time) on the first Trading Day immediately following the Effective Date, the Company shall file with the Commission (i) a report on Form 6-K relating to the transactions contemplated by, and describing the material terms and conditions of, this Agreement (the "Current Report"), and (ii) a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act specifically relating to the transactions contemplated by, and describing the material terms and conditions of, this Agreement, containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rule 430B under the Securities Act, and disclosing all information relating to the transactions contemplated hereby required to be disclosed in the Registration Statement and the Prospectus as of the Effective Date, including, without limitation, information required to be disclosed in the section captioned "Plan of Distribution" in the Prospectus (the "Initial Prospectus Supplement").  The Current Report shall include a copy of this Agreement as an exhibit and shall be incorporated by reference in the Registration Statement and the Prospectus.  The Company has prior to the date hereof provided the Investor a reasonable opportunity to comment on a draft of the Current Report and the Initial Prospectus Supplement and has given due consideration to all such comments (provided, however, that the failure of the Investor to make any objection to the form and content thereof shall not relieve the Company of any obligation or liability under this Agreement or affect the Investor's right to rely on the representations and warranties made by the Company in this Agreement).  If the transactions contemplated by any Fixed Request and/or Optional Amount are material to the Company (individually or collectively with other prior Fixed Requests and Optional Amounts, the consummation of which have not previously been reported in any Prospectus Supplement filed with the Commission under Rule 424(b) under the Securities Act or in any report, statement or other document filed by the Company with the Commission under the Exchange Act), or if otherwise required under the Securities Act (or the interpretations of the Commission thereof), in each case as reasonably determined by the Company or the Investor, then, on the first Trading Day immediately following the last Trading Day of the Pricing Period with respect to such Fixed Request and Optional Amount (as applicable), the Company shall file with the Commission a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act or a report furnished to the Commission and incorporated by reference into the Registration Statement with respect to the applicable Fixed Request(s) and Optional Amount(s) (as applicable), disclosing the total number of Shares that are to be (and, if applicable, have been) issued and sold to the Investor pursuant to such Fixed Request(s) and Optional Amount(s) (as applicable), the total purchase price for the Shares subject to such Fixed Request(s) and Optional Amount(s) (as applicable), the applicable Discount Price(s) for such Shares and the net proceeds that are to be (and, if applicable, have been) received by the Company from the sale of such Shares.  To the extent not previously disclosed in a Prospectus Supplement filed with the Commission, the Company shall disclose, in each Annual Report on Form 20-F and in each Report on Form 6-K in which the Company furnishes its unaudited interim financial statements and management's discussion and analysis, the information described in the immediately preceding sentence relating to all Fixed Request(s) and Optional Amount(s) consummated during the relevant fiscal quarter.

ARTICLE II
 FIXED REQUEST TERMS; OPTIONAL AMOUNT
Subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in this Agreement, the parties agree (unless otherwise mutually agreed upon by the parties in writing) as follows:
Section 2.1          Fixed Request Notice.  The Company may, from time to time in its sole discretion, no later than 9:30 a.m. (New York time) on the first Trading Day of the applicable Pricing Period, provide to the Investor a Fixed Request notice, substantially in the form attached hereto as Exhibit A (the "Fixed Request Notice"), which Fixed Request Notice shall become effective at 9:30 a.m. (New York time) on the first Trading Day of the Pricing Period specified in the Fixed Request Notice; provided, however, that if the Company delivers the Fixed Request Notice to the Investor later than 9:30 a.m. (New York time) on a Trading Day, then the first Trading Day of such Pricing Period shall not be the Trading Day on which the Investor received such Fixed Request Notice, but rather shall be the next Trading Day (unless a subsequent Trading Day is therein specified).  The Company shall provide the Investor with at least one Trading Day's prior notice of its intent to deliver a Fixed Request Notice to the Investor, which may be satisfied by delivery of the Fixed Request Notice by 5:00 p.m. (New York time) on the Trading Day immediately preceding the first Trading Day of the Pricing Period specified in the Fixed Request Notice. The Fixed Request Notice shall specify the Fixed Amount Requested (which shall not exceed the Maximum Fixed Amount Requested), establish the Floor Price for such Fixed Request, designate the first and last Trading Day of the Pricing Period and specify the Optional Amount, if any, that the Company elects to grant to the Investor during the Pricing Period and the applicable Floor Price for such Optional Amount (the "Optional Amount Floor Price"). The Floor Price for a Fixed Request and the Optional Amount Floor Price established by the Company in a Fixed Request Notice may be the same or different, in the Company's sole discretion.  Upon the terms and subject to the conditions of this Agreement, the Investor is obligated to accept each Fixed Request Notice prepared and delivered in accordance with the provisions of this Agreement. The date on which the Company delivers any Fixed Request Notice in accordance with this Section 2.1 hereinafter shall be referred to as a "Fixed Request Exercise Date".
Section 2.2          Discount Price.  The applicable discount price (the "Discount Price") in respect of any Fixed Request shall be equal to the product of (i) 0.93 and (ii) the lowest daily VWAP that equals or exceeds the applicable Floor Price during the applicable Pricing Period; provided, however, that (i) if an ex-dividend date is established by the Trading Market in respect of the Common Stock which occurs on or between the first Trading Day of the applicable Pricing Period and the applicable Settlement Date, the Discount Price shall be reduced by the per share dividend amount and (ii) if the VWAP does not equal or exceed the applicable Floor Price for at least one Trading Day during the applicable Pricing Period, then the Investor shall not be obligated to purchase any Shares in respect of the applicable Fixed Request (but may elect to purchase Shares in accordance with Section 2.6 hereof and may elect to exercise all or any portion of an Optional Amount in accordance with Sections 2.10 and 2.11 hereof). Anything to the contrary in this Agreement notwithstanding, unless otherwise mutually agreed upon by the Investor and the Company, at no time shall the Investor be required to purchase more than the Maximum Fixed Amount Requested in respect of any Fixed Request (not including Common Stock subject to any Optional Amount).

Section 2.3          Share Calculation.  With respect to each Trading Day during the applicable Pricing Period for which the VWAP equals or exceeds the Floor Price, the number of Shares to be issued by the Company to the Investor pursuant to a Fixed Request shall equal the quotient (calculated for each Trading Day during the applicable Pricing Period for which the VWAP equals or exceeds the Floor Price) determined pursuant to the following equation (rounded to the nearest whole Share):
N = (A x B)/C, where:
N = the number of Shares to be issued by the Company to the Investor in respect of a Trading Day during the applicable Pricing Period for which the VWAP equals or exceeds the Floor Price,
A = 0.125 (the "Multiplier"), provided, however, that if the Company and the Investor mutually agree prior to the commencement of a Pricing Period that the number of consecutive Trading Days constituting a Pricing Period shall be less than eight, then the Multiplier correspondingly shall be increased to equal the decimal equivalent (in 10-millionths) of a fraction, the numerator of which is one and the denominator of which equals the number of Trading Days in the reduced Pricing Period (it being hereby acknowledged and agreed that this provision shall not apply to any unilateral determination by the Company to reduce a Pricing Period, but rather, in the event of such unilateral determination, Section 2.8 hereof shall apply),
B = the total Fixed Amount Requested, and
C = the applicable Discount Price for such Fixed Request.
Section 2.4          Limitation of Fixed Requests.  The Company shall not make more than one Fixed Request in each Pricing Period.  Not less than five Trading Days shall elapse between the end of one Pricing Period and the commencement of any other Pricing Period during the Investment Period.  Each Fixed Request automatically shall expire immediately following the last Trading Day of each Pricing Period.
Section 2.5          Reduction of Commitment.  On the Settlement Date with respect to a Pricing Period, the Investor's Total Commitment under this Agreement automatically (and without the need for any amendment to this Agreement) shall be reduced, on a dollar-for-dollar basis, by the total amount of the Fixed Request Amount and the Optional Amount Exercise Amount, if any, for such Pricing Period paid to the Company at such Settlement Date.
Section 2.6          Below Floor Price.  If the VWAP on any Trading Day in a Pricing Period is lower than the applicable Floor Price, then for each such Trading Day the Fixed Amount Requested shall be reduced, on a dollar-for-dollar basis, by an amount equal to the product of (x) the Multiplier and (y) the total Fixed Amount Requested, and no Shares shall be purchased or sold with respect to such Trading Day, except as provided below.  If trading in the Common Stock on NASDAQ (or any other Trading Market on which the Common Stock is then listed or quoted) is suspended for any reason for more than three hours on any Trading Day, the Investor may at its option deem the price of the Common Stock to be lower than the Floor Price for such Trading Day and, for each such Trading Day, the total amount of the Fixed Amount Requested shall be reduced as provided in the immediately preceding sentence, and no Shares shall be purchased or sold with respect to such Trading Day, except as provided below.  For each Trading Day during a Pricing Period on which the VWAP is lower (or is deemed to be lower as provided in the immediately preceding sentence) than the Floor Price, the Investor may in its sole discretion elect to purchase such U.S. dollar amount of Shares equal to the amount by which the Fixed Amount Requested has been reduced in accordance with this Section 2.6, at the Floor Price multiplied by 0.93.

Section 2.7          Purchaser Confirmation; Settlement.  The Investor shall deliver to the Company, via facsimile transmission or e-mail in accordance with Section 9.4, not later than 8:00 p.m. (New York time) on the last Trading Day of the applicable Pricing Period, a Purchaser Confirmation, substantially in the form attached hereto as Exhibit C (the "Purchaser Confirmation"), which shall specify (i) the total Fixed Amount Requested to be purchased by the Investor on the applicable Settlement Date, (ii) the number of Trading Days during which the VWAP was lower than the applicable Floor Price for which the Investor has elected to purchase Shares pursuant to Section 2.6 hereof, if applicable, (iii) the number of Trading Days for which the Investor has elected to purchase Shares pursuant to Section 2.8 hereof, if applicable, (iv) the total number of Shares, if any, to be purchased by the Investor in respect of the applicable Fixed Request, (v) the lowest VWAP that equals or exceeds the applicable Floor Price during the applicable Pricing Period (and during such additional period pursuant to Section 2.8 hereof, if applicable) and (vi) the applicable price per Share at which Shares are to be purchased by the Investor in respect of the applicable Fixed Request. The payment for, against subsequent delivery of, Shares in respect of each Fixed Request shall be settled on the second Trading Day next following the last Trading Day of each Pricing Period, or on such earlier date as the parties may mutually agree (the "Settlement Date").  On each Settlement Date, the Company shall, or shall cause its transfer agent to, electronically transfer the Shares purchased by the Investor by crediting the Investor's or its designee(s) account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, which Shares shall be freely tradable and transferable and without restriction on resale, against prior payment therefor (less a fee equal to 1% of the total Fixed Request Amount plus the total Optional Amount Exercise Amount, if any, for such applicable Pricing Period, which 1% fee shall be withheld by the Investor from such payment to the Company), to the Company's designated account by wire transfer of immediately available funds. Notwithstanding anything herein to the contrary, upon mutual agreement of the parties hereto from time to time, the Investor may request from the Company delivery of Shares against prior payment therefor in respect of certain Trading Days during a Pricing Period that the Investor is committed to purchase hereunder in advance of such Settlement Date to facilitate the Investor's trading in such Shares and, if any such advance delivery of Shares is made to the Investor during a Pricing Period, a "true-up" of the aggregate Shares to be delivered by the Company and purchased by the Investor in respect of such Pricing Period shall occur on the Settlement Date for such Pricing Period (it being acknowledged and agreed that the applicable price per Share at which all Shares are to be purchased by the Investor in respect of the applicable Fixed Request and the total number of Shares to be purchased by the Investor in respect of the applicable Fixed Request shall be calculated on the last Trading Day of the Pricing Period and set forth in the Purchaser Confirmation as provided in the first sentence of this Section 2.7). As set forth in Section 9.1(ii), a failure by the Company to deliver such Shares to the Investor or its designee(s) shall result in the payment of partial damages by the Company to the Investor.
Section 2.8          Reduction of Pricing Period.  If during a Pricing Period the Company elects to reduce the number of Trading Days in such Pricing Period (and thereby amend its previously delivered Fixed Request Notice), the Company shall so notify the Investor before 9:00 a.m. (New York time) on any Trading Day during a Pricing Period (a "Reduction Notice") and the last Trading Day of such Pricing Period shall be the Trading Day immediately preceding the Trading Day on which the Investor received such Reduction Notice; provided, however, that if the Company delivers the Reduction Notice later than 9:00 a.m. (New York time) on a Trading Day during a Pricing Period, then the last Trading Day of such Pricing Period instead shall be the Trading Day on which the Investor received such Reduction Notice.

Upon receipt of a Reduction Notice, the Investor (i) shall purchase the Shares in respect of each Trading Day in such reduced Pricing Period for which the VWAP equals or exceeds the Floor Price in accordance with Section 2.3 hereof; (ii) may elect to purchase the Shares in respect of any Trading Day in such reduced Pricing Period for which the VWAP is (or is deemed to be) lower than the Floor Price in accordance with Section 2.6 hereof; and (iii) may elect to exercise all or any portion of an Optional Amount on any Trading Day during such reduced Pricing Period in accordance with Sections 2.10 and 2.11 hereof.
In addition, upon receipt of a Reduction Notice, the Investor may elect to purchase, by providing written notice to the Company not later than 10:00 a.m. (New York time) on the first Trading Day following the last Trading Day of the reduced Pricing Period, such U.S. dollar amount of additional Shares (the "Reduction Notice Additional Shares") equal to the product determined pursuant to the following equation:
D = (A/B) x (B – C), where:
D = the U.S. dollar amount of additional Shares to be purchased,
A = the Fixed Amount Requested,
B = 8 or, for purposes of this Section 2.8, such lesser number of Trading Days as the parties may mutually agree to, and
C = the number of Trading Days in the reduced Pricing Period, at per Share prices equal to the per share prices to be paid for Shares to be purchased during such reduced Pricing Period pursuant to clauses (i) and (ii) (computed, as applicable, considering the VWAP for each Trading Day during the full Pricing Period as though it had not been reduced) of the immediately preceding paragraph. If the Investor makes such an election, the applicable information shall be included in the Purchaser Confirmation to be delivered in respect of the applicable Fixed Request.
The Investor may also elect to exercise any portion of the applicable Optional Amount which was unexercised during the reduced Pricing Period by issuing an Optional Amount Notice to the Company not later than 10:00 a.m. (New York time) on the first Trading Day next following the last Trading Day of the reduced Pricing Period.  The number of Shares to be issued upon exercise of such Optional Amount shall be calculated pursuant to the equation set forth in Section 2.10 hereof.
In the event the Company delivers a Reduction Notice in accordance with this Section 2.8, the Investor shall deliver to the Company (i) with respect to the Shares to be purchased and sold in accordance with this Section 2.8 (other than the Reduction Notice Additional Shares), not later than 10:00 a.m. (New York time) on the first Trading Day next following the last Trading Day of the reduced Pricing Period a Purchaser Confirmation, substantially in the form attached hereto as Exhibit C, and any Optional Amount Notice, substantially in the form attached hereto as Exhibit B and (ii) with respect to the Reduction Notice Additional Shares, not later than 8:00 p.m. (New York time) on the last Trading Day of the Pricing Period had it not been reduced in accordance with this Section 2.8 a Purchaser Confirmation, substantially in the form attached hereto as Exhibit C.  If the Investor does not exercise an Optional Amount in full by 10:00 a.m. (New York time) on the first Trading Day next following the last Trading Day of the reduced Pricing Period, such unexercised portion of the Investor's Optional Amount with respect to that Pricing Period automatically shall lapse and terminate.

The payment for, against subsequent delivery of, (i) Shares to be purchased and sold in accordance with this Section 2.8 (other than the Reduction Notice Additional Shares) shall be settled on the second Trading Day next following the Trading Day on which the Investor receives a Reduction Notice and (ii) the Reduction Notice Additional Shares shall be settled on the second Trading Day next following the last Trading Day of the Pricing Period had it not been reduced in accordance with this Section 2.8.
Section 2.9          Optional Amount.  With respect to any Pricing Period, the Company may in its sole discretion grant to the Investor the right to exercise, from time to time during the Pricing Period, all or any portion of an Optional Amount. The Optional Amount and the Optional Amount Floor Price shall be set forth in the Fixed Request Notice. Each daily Optional Amount exercise shall be aggregated during the Pricing Period and settled on the next Settlement Date. The Optional Amount Floor Price designated by the Company in its Fixed Request Notice shall apply to each exercise of all or any portion of the Optional Amount during the applicable Pricing Period.
Section 2.10          Calculation of Optional Amount Shares.  The number of shares of Common Stock to be issued in connection with the exercise of an Optional Amount shall be the quotient determined pursuant to the following equation (rounded to the nearest whole Share):
O = A/(B x C), where:
O = the number of shares of Common Stock to be issued in connection with such Optional Amount exercise,
A = the Optional Amount Exercise Amount with respect to which the Investor has delivered an Optional Amount Notice,
B = 0.93, and
C = the Optional Amount Floor Price.
Section 2.11          Exercise of Optional Amount.  If granted by the Company to the Investor with respect to a Pricing Period, all or any portion of the Optional Amount may be exercised by the Investor on any one or more Trading Days during the Pricing Period.  The applicable exercise price in respect of such Optional Amount shall be equal to the quotient determined by multiplying B and C in Section 2.10; provided, however, that if an ex-dividend date is established by the Trading Market in respect of the Common Stock on or between the first Trading Day of the applicable Pricing Period and the applicable Settlement Date, the applicable exercise price in respect of the Optional Amount shall be reduced by the per share dividend amount. The Investor shall deliver to the Company, via facsimile or e-mail transmission, not later than 8:00 p.m. (New York time) on the last Trading Day of the applicable Pricing Period, an Optional Amount Notice, substantially in the form attached hereto as Exhibit B (the "Optional Amount Notice"), which shall specify, among other things, (i) the total Optional Amount Exercise Amount, (ii) the number of Shares, if any, to be purchased in respect of such exercises of all or any portion of the Optional Amount and (iii) the applicable exercise price(s) in respect of such exercises of all or any portion of the Optional Amount. If the Investor does not exercise an Optional Amount in full by 8:00 p.m. (New York time) on the last Trading Day of the applicable Pricing Period, such unexercised portion of the Investor's Optional Amount with respect to that Pricing Period automatically shall lapse and terminate.

Section 2.12          Blackout Periods.  Notwithstanding any other provision of this Agreement, the Company shall not deliver any Fixed Request Notice or grant any Optional Amount or otherwise offer or sell Shares to the Investor, and the Investor shall not be obligated to purchase any Shares pursuant to this Agreement, (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information, or (ii) except as expressly provided in this Section 2.12, at any time from and including the date (each, an "Announcement Date") on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (each, an "Earnings Announcement") through and including the time that is 24 hours after the time that the Company files (a "Filing Time") a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement.  If the Company wishes to deliver any Fixed Request Notice or grant any Optional Amount or otherwise offer, sell or deliver Shares to the Investor at any time during the period from and including an Announcement Date through and including the time that is 24 hours after the corresponding Filing Time, the Company shall, as conditions thereto, (1) prepare and deliver to the Investor (with a copy to counsel to the Investor) a Report on Form 6-K which shall include substantially the same financial and related information as was set forth in the relevant Earnings Announcement (other than any earnings or other projections, similar forward-looking data and officers' quotations) (each, an "Earnings 6-K"), in form and substance reasonably satisfactory to the Investor and its counsel, (2) provide the Investor with the compliance certificate substantially in the form attached hereto as Exhibit E, dated the date of such Fixed Request Notice or Optional Amount grant, as applicable, which certificate shall be deemed to remain in effect during the applicable Pricing Period through and including the applicable Settlement Date, and the "bring down" opinions from outside U.S. and Marshall Islands counsel in the form mutually agreed to by the parties hereto, dated the date of such Fixed Request Notice or Optional Amount grant, as applicable, (3) afford the Investor the opportunity to conduct a due diligence review in accordance with Section 5.4 hereof and (4) file such Earnings 6-K with the Commission (so that it is deemed "filed" for purposes of Section 18 of the Exchange Act) on or prior to the date of such Fixed Request Notice or Optional Amount grant, as applicable.  The provisions of clause (ii) of this Section 2.12 shall not be applicable for the period from and after the time at which all of the conditions set forth in the immediately preceding sentence shall have been satisfied (or, if later, the time that is 24 hours after the time that the relevant Earnings Announcement was first publicly released) through and including the time that is 24 hours after the Filing Time of the relevant Report on Form 6-K or Annual Report on Form 20-F, as the case may be.  For purposes of clarity, the parties agree that the delivery of the compliance certificate and the "bring down" opinions pursuant to this Section 2.12 shall not relieve the Company from any of its obligations under this Agreement with respect to the delivery of the compliance certificate called for by Section 6.3(v) and the "bring down" opinions called for by Section 6.3(xii) on the applicable Settlement Date, which Sections shall have independent application.
Section 2.13          Commitment Shares. In consideration for the Investor's execution and delivery of this Agreement, concurrently with the execution and delivery of this Agreement on the Effective Date, the Company shall deliver irrevocable instructions to its transfer agent to electronically transfer the Commitment Shares to the Investor, not later than 4:00 p.m. (New York time) on the Trading Day immediately following the Effective Date, by crediting the Investor's or its designees' account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, which Commitment Shares shall be issued pursuant to the Registration Statement and without any restriction on resale. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Effective Date, regardless of whether any Fixed Requests are issued by the Company or settled hereunder.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE INVESTOR
The Investor hereby makes the following representations and warranties to the Company:
Section 3.1          Organization and Standing of the Investor.  The Investor is a company duly organized and validly existing under the laws of the British Virgin Islands.
Section 3.2          Authorization and Power.  The Investor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to purchase the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by the Investor and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Investor, its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered by the Investor.  This Agreement constitutes a valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.
Section 3.3          No Conflicts.  The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated herein do not and shall not (i) result in a violation of such Investor's charter documents, bylaws or other applicable organizational instruments, (ii) conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Investor is a party or is bound, (iii) create or impose any lien, charge or encumbrance on any property of the Investor under any agreement or any commitment to which the Investor is party or under which the Investor is bound or under which any of its properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or by which any of its properties or assets are bound or affected, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect.  The Investor is not required under federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof.
Section 3.4          Information.  All materials relating to the business, financial condition, management and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Investor have been furnished or otherwise made available to the Investor or its advisors (subject to Section 5.12 of this Agreement).  The Investor and its advisors have been afforded the opportunity to ask questions of representatives of the Company.  The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.  The Investor understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.  The Investor is aware of all of its obligations under U.S. federal and applicable state securities laws and all rules and regulations promulgated thereunder in connection with this Agreement and the transactions contemplated hereby and the purchase and sale of the Securities.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Commission Documents or the disclosure schedule delivered by the Company to the Investor (which is hereby incorporated by reference in, and constitutes an integral part of, this Agreement) (the "Disclosure Schedule"), the Company hereby makes the following representations and warranties to the Investor:
Section 4.1          Organization, Good Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.  The Company and each Subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except to the extent that the failure to be so qualified would not have a Material Adverse Effect.
Section 4.2          Authorization, Enforcement.  The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and sell the Securities in accordance with the terms hereof.  Except for approvals of the Company's Board of Directors or a committee thereof as may be required in connection with any issuance and sale of the Shares to the Investor hereunder (which approvals shall be obtained prior to the delivery of any Fixed Request Notice), the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.
Section 4.3          Capitalization.  The authorized capital stock of the Company and the shares thereof issued and outstanding were as set forth in the Commission Documents as of the dates reflected therein.  All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Commission Documents, no shares of Common Stock are entitled to preemptive rights and there are no outstanding debt securities and no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of capital stock of the Company other than those issued or granted in the ordinary course of business pursuant to the Company's equity incentive and/or compensatory plans or arrangements.  Except for customary transfer restrictions contained in agreements entered into by the Company to sell restricted securities, the Company is not a party to, and it has no Knowledge of, any agreement restricting the voting or transfer of any outstanding shares of the capital stock of the Company.  The offer and sale of all capital stock, convertible or exchangeable securities, rights, warrants or options of the Company issued prior to the Effective Date complied, in all material respects, with all applicable federal and state securities laws, and no stockholder has any right of rescission or damages or any "put" or similar right with respect thereto that would have a Material Adverse Effect.  The Company has made available via the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") true and correct copies of the Company's Articles of Incorporation as in effect on the Effective Date (the "Charter"), and the Company's Bylaws as in effect on the Effective Date (the "Bylaws").

Section 4.4          Issuance of Securities.  The Commitment Shares have been, and the Shares and the Commitment Shares (other than the Commitment Shares) to be issued under this Agreement have been or will be (prior to the delivery of any Fixed Request Notice to the Investor hereunder), duly authorized by all necessary corporate action on the part of the Company.  The Commitment Shares, when issued in accordance with the terms of this Agreement, and the Shares, when paid for in accordance with the terms of this Agreement, shall be validly issued and outstanding, fully paid and nonassessable and free from all liens, charges, taxes, security interests, encumbrances, rights of first refusal, preemptive or similar rights and other encumbrances with respect to the issue thereof.
Section 4.5          No Conflicts.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and shall not (i) result in a violation of any provision of the Company's Charter or Bylaws, (ii) other than any conflicts, defaults or rights that have been waived, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Significant Subsidiaries is a party or is bound, (iii) create or impose a lien, charge or encumbrance on any property or assets of the Company or any of its Significant Subsidiaries under any agreement or any commitment to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries is bound or to which any of their respective properties or assets is subject, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected (including federal and state securities laws and regulations and the rules and regulations of the Trading Market), except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, acceleration, cancellations, liens, charges, encumbrances and violations as would not, individually or in the aggregate, have a Material Adverse Effect.  The Company is not required under any applicable federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or to issue and sell the Securities to the Investor in accordance with the terms hereof (other than any filings which may be required to be made by the Company with the Commission, the Financial Industry Regulatory Authority ("FINRA") or the Trading Market subsequent to the Effective Date, including, but not limited to, a Prospectus Supplement under Section 1.4 of this Agreement).
Section 4.6          Commission Documents, Financial Statements.  (a) The Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all Commission Documents.  The Company has made available via EDGAR true and complete copies of the Commission Documents filed with or furnished to the Commission prior to the Effective Date (including, without limitation, the 2015 Form 20-F) and has made available via EDGAR true and complete copies of all of the Commission Documents heretofore incorporated by reference in the Registration Statement and the Prospectus.  No Subsidiary of the Company is required to file or furnish any report, schedule, registration, form, statement, information or other document with the Commission.  The Company has not provided to the Investor any information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.  As of its filing date, each Commission Document filed with or furnished to the Commission and incorporated by reference in the Registration Statement and the Prospectus (including, without limitation, the 2015 Form 20-F) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and other federal, state and local laws, rules and regulations applicable to it, and, as of its filing date (or, if amended or superseded by a filing prior to the Effective Date, on the date of such amended or superseded filing), such Commission Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Commission Document to be filed with or furnished to the Commission after the Effective Date and incorporated by reference in the Registration Statement, the Prospectus and any Prospectus Supplement required to be filed pursuant to Section 1.4 hereof during the Investment Period (including, without limitation, the Current Report), when such document becomes effective or is filed with or furnished to the Commission and, if applicable, when such document becomes effective, as the case may be, shall comply in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and other federal, state and local laws, rules and regulations applicable to it, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments or undertakings in such comment letters received by the Company from the Commission.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Securities Act or the Exchange Act.

(b)          The financial statements, together with the related notes and schedules, of the Company included in the Commission Documents comply as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the Commission.  Such financial statements, together with the related notes and schedules, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial condition of the Company and its consolidated Subsidiaries as of the dates indicated and the results of operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments).
(c)          The Company has timely filed with the Commission and made available via EDGAR all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002 ("SOXA")) with respect to all relevant Commission Documents.  The Company is in compliance in all material respects with the provisions of SOXA applicable to it as of the date hereof.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the timely and accurate preparation of the Company's Commission filings and other public disclosure documents.  As used in this Section 4.6(c), the term "file" shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the Commission.
(d)          Deloitte Certified Public Accountants S.A., who have expressed their opinions on the audited financial statements and related schedules included or incorporated by reference in the Registration Statement and the Base Prospectus are, with respect to the Company, independent public accountants as required by the Securities Act and is an independent registered public accounting firm within the meaning of SOXA as required by the rules of the Public Company Accounting Oversight Board. Deloitte Certified Public Accountants S.A. has not been engaged by the Company to perform any "prohibited activities" (as defined in Section 10A of the Exchange Act).
Section 4.7          Subsidiaries.  Schedule 4.7 to this Agreement sets forth each Subsidiary of the Company as of the Effective Date, showing its jurisdiction of incorporation or organization, and the Company does not have any other Subsidiaries as of the Effective Date.
Section 4.8          No Material Adverse Effect.  Since December 31, 2015, except as disclosed in the Commission Documents, the Company has not experienced or suffered any Material Adverse Effect, and, except as disclosed in the Commission Documents, there exists no current state of facts, condition or event which would have a Material Adverse Effect.
Section 4.9          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet of the Company or any Subsidiary (including the notes thereto) in conformity with GAAP and are not disclosed in the Commission Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries respective businesses since December 31, 2010 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

Section 4.10          No Undisclosed Events or Circumstances.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company at or before the Effective Date but which has not been so publicly announced or disclosed, except for events or circumstances which, individually or in the aggregate, do not or would not have a Material Adverse Effect.
Section 4.11          Indebtedness.  The Company's report on Form 6-K dated September, 2016 that includes unaudited interim condensed consolidated financial statements of the Company as of June 30, 2016 sets forth, as of June 30, 2016, all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments through such date. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements, indemnities and other contingent obligations in respect of Indebtedness of others in excess of $100,000, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP.  There is no existing or continuing default or event of default in respect of any Indebtedness of the Company or any of its Subsidiaries, except as disclosed in the Commission Documents.  The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to Title 11 of the United States Code or any similar federal or state bankruptcy law or law for the relief of debtors, nor does the Company have any Knowledge that its creditors intend to initiate involuntary bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under Title 11 of the United States Code or any other federal or state bankruptcy law or any law for the relief of debtors.  The Company is financially solvent and is generally able to pay its debts as they become due.
Section 4.12          Title To Assets.  Each of the Company and its Subsidiaries has good and valid title to, or has valid rights to lease or otherwise use, all of their respective real and personal property reflected in the Commission Documents, free of mortgages, pledges, charges, liens, security interests or other encumbrances, except for those indicated in the Commission Documents or that would not have a Material Adverse Effect.  All real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.
Section 4.13          Actions Pending.  There is no action, suit, claim, investigation or proceeding pending, or to the Knowledge of the Company threatened, against the Company or any Subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto.  Except as disclosed in the Commission Documents, there is no action, suit, claim, investigation or proceeding pending, or to the Knowledge of the Company threatened, against or involving the Company, any Subsidiary or any of their respective properties or assets, or involving any officers or directors of the Company or any of its Subsidiaries, including, without limitation, any securities class action lawsuit or stockholder derivative lawsuit related to the Company, in each case which, if determined adversely to the Company, its Subsidiary or any officer or director of the Company or its Subsidiaries, would have a Material Adverse Effect.  Except as set forth in the Commission Documents, no judgment, order, writ, injunction or decree or award has been issued by or, to the Knowledge of the Company, requested of any court, arbitrator or governmental agency which would be reasonably expected to result in a Material Adverse Effect.

Section 4.14          Compliance With Law.  The business of the Company and the Subsidiaries has been and is presently being conducted in compliance with all applicable federal, state, local and foreign governmental laws, rules, regulations and ordinances, except for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company satisfies, as of the Effective Date, all requirements for the continued listing or quotation of its Common Stock on the Trading Market, and the Company is not, as of the Effective Date, in material violation of any of the rules, regulations or requirements of the Trading Market and has no Knowledge of any facts or circumstances that could reasonably be expected to lead to delisting or suspension of the Common Stock by the Trading Market in the foreseeable future.
Section 4.15          Certain Fees.  Except for the placement fee payable by the Company to Financial West Group, Member FINRA/SIPC ("FWG"), which shall be set forth in a separate engagement letter between the Company and FWG (a true and complete fully executed copy of which has heretofore been provided to the Investor), no brokers, finders or financial advisory fees or commissions is or shall be payable by the Company or any Subsidiary (or any of their respective affiliates) with respect to the transactions contemplated by this Agreement. Except as set forth in this Section 4.15 or as disclosed in Section 4.15 of the Disclosure Schedule, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company, the Investor or the Broker-Dealer for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company's Knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or Affiliates that may affect the FINRA's determination of the amount of compensation to be received by any FINRA member (including, without limitation, those FINRA members set forth on Schedule 4.15 of the Disclosure Schedule) or person associated with any FINRA member in connection with the transactions contemplated by this Agreement.  Except as set forth in this Section 4.15 or as disclosed in Section 4.15 of the Disclosure Schedule, no "items of value" (within the meaning of FINRA Rule 5110) have been received, and no arrangements have been entered into for the future receipt of any items of value, from the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or Affiliates by any FINRA member (including, without limitation, those FINRA members set forth on Schedule 4.15 of the Disclosure Schedule) or person associated with any FINRA member, during the period commencing 180 days immediately preceding the Effective Date and ending on the date this Agreement is terminated in accordance with Article VII, that may affect the FINRA's determination of the amount of compensation to be received by any FINRA member or person associated with any FINRA member in connection with the transactions contemplated by this Agreement.
Section 4.16          Operation of Business.  (a) The Company or one or more of its Subsidiaries possesses such permits, licenses, approvals, consents and other authorizations (including licenses, accreditation and other similar documentation or approvals of any local health departments) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by it (collectively, "Governmental Licenses"), except where the failure to possess such Governmental Licenses, individually or in the aggregate, would not have a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply, individually or in the aggregate, would not have a Material Adverse Effect.  All of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect, individually or in the aggregate, would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, if the subject of any unfavorable decision, ruling or finding, individually or in the aggregate, would have a Material Adverse Effect.  This Section 4.16 does not relate to environmental matters, such items being the subject of Section 4.17.

(b)          The Company or one or more of its Subsidiaries owns or possesses adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names, trade dress, logos, copyrights and other intellectual property, including, without limitation, all of the intellectual property described in the Commission Documents as being owned or licensed by the Company (collectively, "Intellectual Property"), necessary to carry on the business now operated by it, except where the failure to possess such Intellectual Property, individually or in the aggregate, would not have a Material Adverse Effect.  There are no actions, suits or judicial proceedings pending, or to the Company's Knowledge threatened, relating to patents or proprietary information to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is subject, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which could render any Intellectual Property invalid or inadequate to protect the interest of the Company and its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would have a Material Adverse Effect.
Section 4.17          Environmental Compliance.  Except as disclosed in the Commission Documents, the Company and each of its Subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other Person, that are required under any Environmental Laws, except for any approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations the failure of which to obtain does not or would not have a Material Adverse Effect.  "Environmental Laws" shall mean all applicable laws relating to the protection of the environment, including all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature.  Except for such instances as would not, individually or in the aggregate, have a Material Adverse Effect, to the Company's Knowledge, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its Subsidiaries that violate or would reasonably be expected to violate any Environmental Law after the Effective Date or that would reasonably be expected to give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including without limitation underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.
Section 4.18          Material Agreements.  Neither the Company nor any Subsidiary of the Company is a party to any written or oral contract, instrument, agreement commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission as an exhibit to an annual report on Form 20-F (collectively, "Material Agreements") and which has not been or will not be so filed as an exhibit to an annual report on Form 20-F.  Except as disclosed in the Commission Documents, the Company and each of its Subsidiaries have performed in all material respects all the obligations required to be performed by them under the Material Agreements, have received no notice of default or an event of default by the Company or any of its Subsidiaries thereunder and are not aware of any basis for the assertion thereof, and neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other contracting party thereto are in default under any Material Agreement now in effect, except in each case, the result of which would not have a Material Adverse Effect.  Except as disclosed in the Commission Documents, each of the Material Agreements is in full force and effect, and constitutes a legal, valid and binding obligation enforceable in accordance with its terms against the Company and/or any of its Subsidiaries and, to the Knowledge of the Company, each other contracting party thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

Section 4.19          Transactions With Affiliates.  Except as disclosed in the Commission Documents or in Schedule 4.19, there are no loans, leases, agreements, contracts, royalty agreements, management contracts, service arrangements or other continuing transactions exceeding $120,000 between (a) the Company or any Subsidiary, on the one hand, and (b) any Person who would be covered by Item 404(a) of Regulation S-K, on the other hand.  Except as disclosed in the Commission Documents, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor of or debtor to, any beneficial owner of more than 5% of the outstanding shares of Common Stock, or any director, employee or Affiliate of the Company or any of its Subsidiaries, other than (i) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries or (ii) as part of the normal and customary terms of such Persons' employment or service as a director with the Company or any of its Subsidiaries.
Section 4.20          Securities Act.  The Company has complied with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Securities contemplated by this Agreement.
(i)          The Company has prepared and filed with the Commission, in accordance with the provisions of the Securities Act, the Registration Statement, including a base prospectus relating to the Securities.  The Registration Statement was declared effective by order of the Commission on February 1, 2017. As of the date hereof, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission or is continuing in effect under the Securities Act and no proceedings therefor are pending before or, to the Company's Knowledge, threatened by the Commission.  No order preventing or suspending the use of the Prospectus or any Permitted Free Writing Prospectus has been issued by the Commission.
(ii)          As of the Effective Date, the Company satisfies all of the requirements for the use of Form F-3 under the Securities Act for the offering and sale of the Securities contemplated by this Agreement, including, to the extent applicable to the transactions contemplated by this Agreement, those set forth in General Instruction I.B.5. of Form F-3 and the Staff Interpretations. As of the close of trading on NASDAQ on February 1, 2017, the aggregate market value of the outstanding voting and non-voting common equity (as defined in Rule 405) of the Company held by persons other than affiliates of the Company (pursuant to Rule 144 of the Securities Act, those that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company) (the "Non-Affiliate Shares"), was approximately $9,437,874 (calculated by multiplying (x) the price at which the common equity of the Company was last sold on NASDAQ on December 5, 2016 by (y) the number of Non-Affiliate Shares outstanding on February 1, 2017). The Company is not, and has not previously been at any time, a "shell company" (as such term is defined in Rule 405 under the Securities Act). Notwithstanding anything to the contrary contained in this Agreement, for so long as the Company is subject to the limitations set forth in General Instruction I.B.5. of Form F-3 and the Staff Interpretations, the Company shall not issue or sell any shares of Common Stock pursuant to this Agreement (including, without limitation, as partial damages pursuant to Section 9.1(ii)), and the Investor shall not purchase or acquire any shares of Common Stock pursuant to this Agreement, to the extent that after giving effect thereto, the aggregate number of shares of Common Stock that would be issued pursuant to this Agreement would exceed the maximum number of shares of Common Stock that the Company may issue pursuant to this Agreement and the transactions contemplated hereby without exceeding the limitations set forth in General Instruction I.B.5. of Form F-3 and the Staff Interpretations.

(iii)           The Commission has not notified the Company of any objection to the use of the form of the Registration Statement pursuant to Rule 401(g)(1) under the Securities Act.  The Registration Statement complied in all material respects on the date on which it was declared effective by the Commission, and will comply in all material respects at each deemed effective date with respect to the Investor pursuant to Rule 430B(f)(2) of the Securities Act, with the requirements of the Securities Act, and the Registration Statement (including the documents incorporated by reference therein) did not on the date it was declared effective by the Commission, and shall not at each deemed effective date with respect to the Investor pursuant to Rule 430B(f)(2) of the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this representation and warranty does not apply to statements in or omissions from the Registration Statement made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein.  The Registration Statement, as of the Effective Date, meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act.  The Base Prospectus complied in all material respects on its date and on the Effective Date, and will comply in all material respects on each applicable Fixed Request Exercise Date and, when taken together with the applicable Prospectus Supplement and any applicable Permitted Free Writing Prospectus, on each applicable Settlement Date, with the requirements of the Securities Act and did not on its date and on the Effective Date and shall not on each applicable Fixed Request Exercise Date and, when taken together with the applicable Prospectus Supplement and any applicable Permitted Free Writing Prospectus, on each applicable Settlement Date contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that this representation and warranty does not apply to statements in or omissions from the Base Prospectus made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein.
(iv)          Each Prospectus Supplement required to be filed pursuant to Section 1.4 hereof, when taken together with the Base Prospectus and any applicable Permitted Free Writing Prospectus, on its date and on the applicable Settlement Date, shall comply in all material respects with the provisions of the Securities Act and shall not on its date and on the applicable Settlement Date contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that this representation and warranty does not apply to statements in or omissions from any Prospectus Supplement made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein.
(v)          At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) relating to the Securities, the Company was not and is not an "ineligible issuer" (as defined in Rule 405 under the Securities Act).  Each Permitted Free Writing Prospectus (a) shall conform in all material respects to the requirements of the Securities Act on the date of its first use, (b) when considered together with the Prospectus on each applicable Fixed Request Exercise Date and on each applicable Settlement Date, shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (c) shall not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any Prospectus Supplement deemed to be a part thereof that has not been superseded or modified.  The immediately preceding sentence does not apply to statements in or omissions from any Permitted Free Writing Prospectus made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein.

(vi)          Prior to the Effective Date, the Company has not distributed any offering material in connection with the offering and sale of the Securities.  From and after the Effective Date and prior to the completion of the distribution of the Securities, the Company shall not distribute any offering material in connection with the offering and sale of the Securities, other than the Registration Statement, the Base Prospectus as supplemented by any Prospectus Supplement or a Permitted Free Writing Prospectus.
Section 4.21          Employees.  Neither the Company nor any Subsidiary of the Company has any collective bargaining arrangements or agreements covering any of its employees.  No officer, consultant or key employee of the Company or any Subsidiary whose termination, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, has terminated or, to the Knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any Subsidiary.
Section 4.22          Use of Proceeds.  The proceeds from the sale of the Shares shall be used by the Company and its Subsidiaries as set forth in the Base Prospectus and any Prospectus Supplement filed pursuant to Section 1.4.
Section 4.23          Investment Company Act Status.  The Company is not, and as a result of the consummation of the transactions contemplated by this Agreement and the application of the proceeds from the sale of the Shares as set forth in the Base Prospectus and any Prospectus Supplement shall not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.
Section 4.24          ERISA.  No liability to the Pension Benefit Guaranty Corporation has been incurred with respect to any Plan by the Company or any of its Subsidiaries which has had or would have a Material Adverse Effect.  No "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) or "accumulated funding deficiency" (as defined in Section 302 of ERISA) or any of the events set forth in Section 4043(b) of ERISA has occurred with respect to any Plan which has had or would have a Material Adverse Effect, and the execution and delivery of this Agreement and the issuance and sale of the Securities hereunder shall not result in any of the foregoing events.  Each Plan is in compliance in all material respects with applicable law, including ERISA and the Code; the Company has not incurred and does not expect to incur liability under Title IV of ERISA with respect to the termination of, or withdrawal from, any Plan; and each Plan for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualifications.  As used in this Section 4.22, the term "Plan" shall mean an "employee pension benefit plan" (as defined in Section 3 of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or any Subsidiary or by any trade or business, whether or not incorporated, which, together with the Company or any Subsidiary, is under common control, as described in Section 414(b) or (c) of the Code.
Section 4.25          Taxes.  The Company (i) has filed all federal, state and foreign income and franchise tax returns or has duly requested extensions thereof, except for those the failure of which to file would not have a Material Adverse Effect, (ii) has paid all federal, state, local and foreign taxes due and payable for which it is liable, except to the extent that any such taxes are being contested in good faith and by appropriate proceedings, except for such taxes the failure of which to pay would not have a Material Adverse Effect, and (iii) does not have any tax deficiency or claims outstanding or assessed or, to the Company's Knowledge, proposed against it which would have a Material Adverse Effect.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the Company has no Knowledge of any basis for any such claim.  Based on its current activities, the Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

Section 4.26          Insurance.  The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.
Section 4.27          U.S. Real Property Holding Corporation.  Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by the Investor, shall not become a U.S. real property holding corporation within the meaning of Section 897 of the Code.
Section 4.28          Listing and Maintenance Requirements; DTC Eligibility.  The Company's Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed in the Commission Documents, the Company has not, in the 12 months preceding the Effective Date, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance in any material respect with the listing or maintenance requirements of such Trading Market.  As of the Effective Date, the Company is in compliance with all such listing and maintenance requirements.  The Common Stock may be issued and transferred electronically to third parties via DTC through its Deposit/Withdrawal at Custodian (DWAC) system. The Company has not received notice from DTC to the effect that a suspension of electronic trading or settlement services by DTC with respect to the Common Stock is being imposed or is contemplated.
Section 4.29          Foreign Corrupt Practices Act.  None of the Company, any Subsidiary or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.  The Company and the Subsidiaries have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
Section 4.30          Money Laundering Laws.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 4.31          OFAC.  None of the Company, any Subsidiary or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or Person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.
Section 4.32          Manipulation of Price.  Neither the Company nor any of its officers, directors or Affiliates has, and, to the Knowledge of the Company, no Person acting on their behalf has, (i) taken, directly or indirectly, any action designed or intended to cause or to result in the stabilization or manipulation of the price of any security of the Company, or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities, or (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities.
Section 4.33          Acknowledgement Regarding Investor's Acquisition of Securities.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby.  The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the transactions contemplated hereby, and any advice given by the Investor or any of its representatives or agents in connection with this Agreement or the transactions contemplated hereby is merely incidental to the Investor's acquisition of the Securities.  The Company further represents to the Investor that the Company's decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.  The Company acknowledges and agrees that the Investor has not made and does not make any representations or warranties with respect to the transactions contemplated by this Agreement other than those specifically set forth in Article III of this Agreement.
Section 4.34          Foreign Private Issuer. The Company is a "foreign private issuer" as such term is defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act.
ARTICLE V
 COVENANTS
The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Investment Period:
Section 5.1          Securities Compliance; FINRA Filing.
(i)          The Company shall notify the Trading Market, as required, in accordance with its rules and regulations, of the transactions contemplated by this Agreement, and shall take all necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals for the legal and valid issuance of the Securities to the Investor in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, the Company shall take all reasonably necessary action, undertake all proceedings and obtain all registrations, permits, consents and approvals in order to (i) qualify the Securities for offering and sale to the Investor, or to obtain an exemption for the Securities to be offered and sold to the Investor and (ii) qualify the Securities for offer and resale by the Investor, or to obtain an exemption for the Securities to be offered and resold by the Investor, in each case under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Investor may reasonably designate, and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Securities (but in no event for less than one year from the date of this Agreement).

(ii)          The Company shall (with the Investor's assistance) assist FWG with the preparation and filing with FINRA's Corporate Financing Department via the Public Offering System (not later than 24 hours after the Effective Date) of all documents and information required to be filed with FINRA pursuant to FINRA Rule 5110 with regard to the transactions contemplated by this Agreement (the "FINRA Filing"). In connection therewith, on the Effective Date, the Company shall pay to FINRA by wire transfer of immediately available funds the applicable filing fee with respect to the FINRA Filing, and the Company shall be solely responsible for payment of such fee.  The parties hereby agree to provide each other and FWG all requisite information and otherwise to assist each other and FWG in a timely fashion in order for FWG to complete the preparation and submission of the FINRA Filing in accordance with this Section 5.1(ii) and to assist FWG in promptly responding to any inquiries or requests from FINRA or its staff. Each party hereto shall (A) promptly notify the other party and FWG of any communication to that party or its affiliates from FINRA, including, without limitation, any request from FINRA or its staff for amendments or supplements to or additional information in respect of the FINRA Filing and permit the other party and FWG to review in advance any proposed written communication to FINRA and (B) furnish the other party and FWG with copies of all written correspondence, filings and communications between them and their affiliates and their respective representatives and advisors, on the one hand, and FINRA or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party and FWG in doing, all things necessary, proper or advisable to obtain as promptly as practicable (but in no event later than 60 days after the Effective Date) written confirmation from FINRA to the effect that FINRA's Corporate Financing Department has determined not to raise any objection with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement; provided, however, that the Investor shall have no responsibility for the compliance or non-compliance of any Broker-Dealer with FINRA Rule 5110 and shall not be required to (x) disclose to FINRA or to any other governmental agency, person or entity any business, financial or other information that the Investor deems, in its sole and absolute discretion, to be proprietary, confidential or otherwise sensitive information, (y) amend, modify or change any of the terms or conditions of this Agreement or (z) otherwise take any other action, including, without limitation, modifying the Discount Price thresholds referred to in Section 2.2 or the amount of fees and commissions to be paid to the Broker-Dealer in connection with the transactions contemplated by this Agreement, in each case, in such a manner that would, in the Investor's sole and absolute discretion, render the terms and conditions of this Agreement or the transactions contemplated hereby to be no longer advisable to the Investor. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not pay any fees to FWG in connection with any of the transactions contemplated by this Agreement, unless and until the parties hereto and FWG shall have received written confirmation from FINRA to the effect that FINRA's Corporate Financing Department has determined not to raise any objection with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement.
Section 5.2          Registration and Listing.  The Company shall take all action necessary to cause the Common Stock to continue to be registered as a class of securities under Sections 12(b) of the Exchange Act, shall comply in all material respects with its reporting and filing obligations under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein.  Without limiting the generality of the foregoing, the Company shall file all reports, schedules, registrations, forms, statements, information and other documents required to be filed by the Company with the Commission pursuant to the Exchange Act, including all material required to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in each case within the time periods required by the Exchange Act (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act).  The Company shall use its reasonable best efforts to continue the listing and trading of its Common Stock and the listing of the Commitment Shares acquired and the Shares purchased by the Investor hereunder on the Trading Market, and shall comply with the Company's reporting, filing and other obligations under the bylaws, listed securities maintenance standards and other rules and regulations of FINRA and the Trading Market.  The Company shall not take any action which could reasonably be expected to result in the delisting or suspension of the Common Stock on the Trading Market.

Section 5.3          Compliance with Laws.
(i)          The Company shall comply, and cause each Subsidiary to comply, (a) with all laws, rules, regulations, permits and orders applicable to the business and operations of the Company and its Subsidiaries, except as would not have a Material Adverse Effect and (b) with all applicable provisions of the Securities Act, the Exchange Act, the rules and regulations of the FINRA and the listing standards of the Trading Market.  Without limiting the foregoing: (A) neither the Company nor any of its officers or directors (1) will take, directly or indirectly, any action designed or intended to cause or to result in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities, or (2) sell, bid for, purchase, or pay any compensation for soliciting purchases of, any of the Securities, other than, in the case of clause (2), compensation paid to FWG in connection with this Agreement; and (B) neither the Company, nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf shall, in connection with the operation of the Company's and its Subsidiaries' respective businesses, (a) use any corporate funds for unlawful contributions, payments, gifts or entertainment or to make any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, (b) pay, accept or receive any unlawful contributions, payments, expenditures or gifts, or (c) violate or operate in noncompliance with any applicable export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations, including, without limitation, the FCPA and the Money Laundering Laws. The Company shall conduct its business in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.
(ii)          The Investor shall comply with all laws, rules, regulations and orders applicable to the performance by it of its obligations under this Agreement and its investment in the Securities, except as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect.  Without limiting the foregoing, the Investor shall comply with all applicable provisions of the Securities Act and the Exchange Act, including Regulation M thereunder, and any applicable securities laws of any non-U.S. jurisdictions. Neither the Investor nor any of its officers or directors will take, directly or indirectly, any action designed or intended to cause or to result in, or which would in the future reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company, in each case to facilitate the sale or resale of any of the Securities.
Section 5.4          Due Diligence.  Subject to the requirements of Section 5.12 of this Agreement, which, for the avoidance of doubt, shall not require the Company to make available to the Investor information that the Company reasonably believes constitutes material non-public information, from time to time from and after the period beginning with the Trading Day immediately preceding each Fixed Request Exercise Date through and including the applicable Settlement Date, the Company shall make available for inspection and review by the Investor, customary documentation allowing the Investor and/or its appointed counsel or advisors to conduct due diligence. The Company shall not be required to reimburse the Investor or its counsel or advisors in connection with any such due diligence from and after the date of this Agreement.

Section 5.5          Limitations on Holdings and Issuances.  Notwithstanding any other provision of this Agreement, the Investor shall not purchase or acquire, or be obligated or have the right to purchase or acquire, any shares of Common Stock pursuant to this Agreement which, when aggregated with all other shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its Affiliates, would result in the beneficial ownership by the Investor of more than 4.9% of the then issued and outstanding shares of Common Stock (the "Ownership Limitation"). If the Company issues a Fixed Request Notice with respect to any Fixed Request or Optional Amount that would cause the aggregate number of shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its Affiliates to exceed the Ownership Limitation, such Fixed Request and/or Optional Amount shall be void ab initio to the extent of the amount by which the number of shares of Common Stock otherwise issuable pursuant to such Fixed Request or Optional Amount, together with all shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Investor and its Affiliates, would exceed the Ownership Limitation. Upon the written or oral request of the Investor, the Company shall promptly (but not later than the next Trading Day) confirm orally or in writing to the Investor the number of shares of Common Stock then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof.  The Investor's written certification to the Company of the applicability of the Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. Upon delivery of a written notice to the Company, the Investor may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Ownership Limitation to any other amount of Common Stock not in excess of 9.99% of the then issued and outstanding shares of Common Stock as specified in such notice; provided that any such increase in the Ownership Limitation will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company. The provisions of this Section 5.5 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5.5 to the extent necessary to correct this Section 5.5 (or any portion of this Section 5.5) which may be defective or inconsistent with the intended Ownership Limitation contained in this Section 5.5 or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitations contained in this Section 5.5 may not be waived by the Company or the Investor.
Section 5.6          Subsequent Issuances; No Exchanges; No Frustration and Other Financings.
(i)          The Company agrees that during the Investment Period, so long as at least $750,000 of the Total Commitment remains available under this Agreement, neither the Company nor any of its Subsidiaries shall, directly or indirectly, issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any "equity security" (as that term is defined under Rule 405 promulgated under the Securities Act)), or any Convertible Securities (any such issuance, offer, sale, grant, disposition or announcement is referred to as a "Subsequent Issuance"), without the prior written consent of the Investor. Notwithstanding the foregoing, this Section 5.6(i) shall not apply in respect of the issuance of (A) shares of Common Stock or standard options to purchase Common Stock to directors, officers, employees or consultants of the Company in their capacity as such pursuant to an Approved Share Plan (as defined below) (it being expressly understood and agreed for all purposes of this Agreement that lawyers, law firms, accountants and accounting firms do not constitute consultants), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Investor; (B) shares of Common Stock issued upon the conversion, exercise or exchange of Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) issued prior to the date hereof, provided that the conversion, exercise or exchange (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exercise or exchange (as the case may be) provisions of such Convertible Security that were in effect (and expressly set forth in such Convertible Security) on the date immediately prior to the date of this Agreement, the conversion, exercise or exchange price of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) is not lowered, except as provided in the provisions of such Convertible Security that were in effect on the date immediately prior to such Agreement, none of such Convertible Securities are (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) (nor is any provision of any such Convertible Securities) amended or waived in any manner (whether by the Company or the holder thereof) to increase, or which results in an increase in, the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) are otherwise materially changed or waived (whether by the Company or the holder thereof) in any manner that adversely affects the Investor; (C) Securities issued pursuant to this Agreement; (D) shares of Common Stock issued pursuant to a negotiated third-party transaction; and (E) any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or Affiliates of officers or directors of the Company. "Approved Share Plan" means any employee benefit plan which has been approved by the board of directors of the Company prior to the date hereof pursuant to which shares of Common Stock and standard options to purchase Common Stock may be issued to any employee, officer or director for services provided to the Company in their capacity as such. "Convertible Securities" means any capital stock, note, debenture, preferred stock or other security of the Company or any of its Subsidiaries that is, or may become, at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock, note, debenture or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

(ii)          During the Investment Period, so long as at least $750,000 of the Total Commitment remains available under this Agreement, neither the Company nor any of its affiliates or Subsidiaries, nor any of its or their respective officers, employees, directors, agents or other representatives, will, without the prior written consent of the Investor (which consent may be withheld, delayed or conditioned in the sole discretion of the Investor), directly or indirectly: (a) solicit, initiate, encourage or accept any other inquiries, proposals or offers from any Person (other than the Investor) relating to any exchange of any security or indebtedness of, or claim against, the Company or any of its Subsidiaries, for any other security of the Company or any of its Subsidiaries, whether registered under the Securities Act or pursuant to Section 3(a)(9) or 3(a)(10) of the Securities Act or otherwise (any such transaction, an "Exchange Transaction"); (b) enter into, effect, alter, amend, announce or recommend to its stockholders any Exchange Transaction with any Person (other than the Investor); or (c) participate in any discussions, conversations, negotiations or other communications with any Person (other than the Investor) regarding any Exchange Transaction, or furnish to any Person (other than the Investor) any information with respect to any Exchange Transaction, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any Person (other than the Investor) to seek an Exchange Transaction involving the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything contained herein to the contrary, during the Investment Period, neither the Company nor any of its affiliates or Subsidiaries, nor any of its or their respective officers, employees, directors, agents or other representatives, will, without the prior written consent of the Investor (which consent may be withheld, delayed or conditioned in the Investor's sole discretion), directly or indirectly, cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any Person (other than the Investor) to effect any acquisition of securities or indebtedness of, or claim against, the Company by such Person from an existing holder of such securities, indebtedness or claim in connection with a proposed exchange of such securities or indebtedness of, or claim against, the Company (whether registered under the Securities Act or pursuant to Section 3(a)(9) or 3(a)(10) of the Securities Act or otherwise) (a "Third Party Exchange Transfer"). Notwithstanding the foregoing or anything contained herein to the contrary, this section 5.6(ii) shall not apply in respect of any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or Affiliates of officers or directors of the Company. For all purposes of this Agreement, violations of the restrictions set forth in this Section 5.6(ii) by any Subsidiary or affiliate of the Company, or any officer, employee, director, agent or other representative of the Company or any of its Subsidiaries or affiliates shall be deemed a direct breach of this Section 5.6(ii) by the Company.
(iii)          The Company shall not enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company or any Subsidiary to perform its obligations under this Agreement, including, without limitation, the obligation of the Company to timely deliver the Commitment Shares to the Investor as required under Section 2.13 hereof, and the obligation of the Company to deliver the Shares to the Investor in respect of a previously provided Fixed Request Notice or Optional Amount on the applicable Settlement Date.

(iv)          From and after the Effective Date, if the Company enters into any agreement, plan, arrangement or transaction with a third party or seeks to utilize any existing agreement, plan or arrangement with a third party, in each case the principal purpose of which is to implement, effect or consummate, at any time during the period beginning on the first Trading Day of any Pricing Period and ending on the second Trading Day next following the applicable Settlement Date (the "Reference Period"), a Subsequent Issuance that constitutes an Other Financing that does not constitute an Acceptable Financing, the Company shall provide prompt notice thereof (an "Other Financing Notice") to the Investor; provided, however, that such Other Financing Notice must be received by the Investor not later than the earlier of (a) 24 hours after the Company's execution of any agreement, plan, arrangement or transaction relating to such Other Financing (or, with respect to any existing agreement, plan or arrangement, 24 hours after the Company has determined to utilize any such existing agreement, plan or arrangement to implement, effect or consummate such Other Financing) and (b) the second Trading Day immediately preceding the applicable Settlement Date with respect to the applicable Fixed Request Notice; provided, further, that the Company shall notify the Investor (an "Integration Notice") on the same Trading Day that it enters into any agreement, plan, arrangement or transaction with a third party, the principal purpose of which is to obtain at any time during the Investment Period an Other Financing that may be aggregated with the transactions contemplated by this Agreement for purposes of determining whether approval of the Company's stockholders is required under any bylaw, listed securities maintenance standards or other rules of the Trading Market and, if required under applicable law, including, without limitation, Regulation FD promulgated by the Commission, or under the applicable rules and regulations of the Trading Market, the Company shall publicly disclose such information in accordance with Regulation FD and the applicable rules and regulations of the Trading Market. For purposes of this Section 5.6(iv), any press release issued by, or Commission Document filed by, the Company shall constitute sufficient notice, provided that it is issued or filed, as the case may be, within the time requirements set forth in the first sentence of this Section 5.6(iv) for an Other Financing Notice or an Integration Notice, as applicable.  With respect to any Reference Period for which the Company is required to provide an Other Financing Notice pursuant to the first sentence (including the provisos thereto) of this Section 5.6(iv), the Investor shall be required to purchase the Shares subject to the applicable Fixed Request and have the option to purchase the Shares Optional Amount at the lower of (i) the price therefor in accordance with the terms of this Agreement or (ii) the third party's per share purchase price in connection with the Other Financing, net of such third party's discounts, Warrant Value and fees.  An "Other Financing" shall mean (w) the issuance of Common Stock for a purchase price less than, or the issuance of Convertible Securities at an exercise or conversion price (as the case may be) less than, the then Current Market Price of the Common Stock (including, without limitation, pursuant to any "equity line" or other financing that is substantially similar to the financing provided for under this Agreement, or pursuant to any other transaction in which the purchase, conversion or exchange price for such Common Stock is determined using a floating discount or other post-issuance adjustable discount to the then Current Market Price (any such transaction, a "Similar Financing")), in each case, after all fees, discounts, Warrant Value and commissions associated with the transaction (a "Below Market Offering"); (x) an "at-the-market" offering of Common Stock or Convertible Securities pursuant to Rule 415(a)(4) under the Securities Act (an "ATM"); (y) the issuance by the Company of any Convertible Securities containing any provision or mechanism providing for the reset of the conversion or purchase price of the Common Stock to below the then Current Market Price of the Common Stock (including, without limitation, any antidilution or similar adjustment provisions in respect of any Company securities, but specifically excluding customary adjustments for stock splits, stock dividends, stock combinations and similar events) (a "Price Reset Provision"); or (z) the issuance of Convertible Securities or similar rights of subscription, in the case of each of clauses (w) and (z) not constituting an Acceptable Financing (it being acknowledged and agreed that notwithstanding anything herein to the contrary, any Similar Financing, ATM or Price Reset Provision shall not constitute an Acceptable Financing). "Acceptable Financing" shall mean the issuance by the Company of:  (1) debt securities or any class or series of preferred stock of the Company, in each case that are not Convertible Securities; (2) shares of Common Stock or Convertible Securities (including, without limitation, convertible debt securities), other than in connection with a Below Market Offering or an ATM, and the issuance of shares of Common Stock upon conversion, exercise or exchange thereof; (3) shares of Common Stock or Convertible Securities (including, without limitation, convertible debt securities) in connection with a registered public offering (or offering under Rule 144A under the Securities Act) of securities of the Company (other than a Similar Financing or ATM), in each case where the price per share of such Common Stock (or the conversion or exercise price of such securities, as applicable) is fixed concurrently with the execution of definitive documentation relating to such offering, and the issuance of shares of Common Stock upon the conversion, exercise or exchange thereof; (4) shares of Common Stock or Convertible Securities in connection with awards under the Company's benefit and equity plans and arrangements or shareholder rights plan (as applicable) and the issuance of shares of Common Stock upon the conversion, exercise or exchange thereof; (5) shares of Common Stock issuable upon the conversion or exchange of equity awards or Convertible Securities (including, without limitation, convertible debt securities) outstanding as of the Effective Date; (6) shares of Common Stock in connection with stock splits, stock dividends, stock combinations, recapitalizations, reclassifications and similar events; (7) shares of Common Stock or Convertible Securities (including, without limitation, convertible debt securities) issued in connection with the acquisition, license or sale of one or more other companies, equipment, technologies, other assets or lines of business, and the issuance of shares of Common Stock upon the conversion, exercise or exchange thereof; (8) shares of Common Stock or Convertible Securities (including, without limitation, convertible debt securities) or similar rights to subscribe for the purchase of shares of Common Stock in connection with technology sharing, collaboration, partnering, licensing, research and joint development agreements (or amendments thereto) with third parties, and the issuance of shares of Common Stock upon the conversion, exercise or exchange thereof; (9) shares of Common Stock or Convertible Securities to employees, consultants and/or advisors as consideration for services rendered or to be rendered, and the issuance of shares of Common Stock upon conversion, exercise or exchange thereof; (10) shares of Common Stock or Convertible Securities issued in connection with capital or equipment financings and/or real property lease arrangements, and the issuance of shares of Common Stock upon the conversion, exercise or exchange thereof; and (11) shares of Common Stock or Convertible Securities (including, without limitation, convertible debt securities) issued in connection with (i) the outstanding warrants issued by the Company on June 11, 2014, as well as any changes or reduction in exercise prices for such warrants as well as the issuance of new warrants replacing such warrants currently outstanding; (ii) any conversion of the Company's Series B Convertible Preferred Shares; and (iii) any transaction involving the Company and any one or more of its Affiliates, Subsidiaries, or any of their respective officers or directors or Affiliates of officers or directors of the Company.

Section 5.7          Stop Orders.  The Company shall advise the Investor promptly (but in no event later than 24 hours) and shall confirm such advice in writing:  (i) of the Company's receipt of notice of any request by the Commission for amendment of or a supplement to the Registration Statement, the Prospectus, any Permitted Free Writing Prospectus or for any additional information; (ii) of the Company's receipt of notice of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Prospectus or any Prospectus Supplement, or of the suspension of qualification of the Securities for offering or sale in any jurisdiction, or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus untrue or which requires the making of any additions to or changes to the statements then made in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Registration Statement or supplement the Prospectus or any Permitted Free Writing Prospectus to comply with the Securities Act or any other law.  The Company shall not be required to disclose to the Investor the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred.  The Company shall not issue any Fixed Request during the continuation of any of the foregoing events.  If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Prospectus or any Prospectus Supplement, the Company shall use reasonable best efforts to obtain the withdrawal of such order at the earliest possible time. The Company shall also advise the Investor promptly (but in no event later than 24 hours) and shall confirm such advice in writing of the Company becoming aware of the happening of any event, which makes any statement made in the FINRA Filing untrue or which requires the making of any additions to or changes to the statements then made in the FINRA Filing in order to comply with FINRA Rule 5110.
Section 5.8          Amendments to the Registration Statement; Prospectus Supplements; Free Writing Prospectuses.
(i)          Except as provided in this Agreement and other than periodic and current reports required to be filed pursuant to the Exchange Act, the Company shall not file with the Commission any amendment to the Registration Statement that relates to the Investor, this Agreement or the transactions contemplated hereby or file with the Commission any Prospectus Supplement that relates to the Investor, this Agreement or the transactions contemplated hereby with respect to which (a) the Investor shall not previously have been advised, (b) the Company shall not have given the Investor and its counsel a reasonable opportunity to comment on a draft thereof prior to filing with the Commission, (c) the Company shall not have given due consideration to any comments thereon received from the Investor or its counsel prior to filing with the Commission, or (d) the Investor shall reasonably object after being so advised or after having completed its review (provided, however, that the failure of the Investor to make such objection shall not relieve the Company of any obligation or liability under this Agreement or affect the Investor's right to rely on the representations and warranties made by the Company in this Agreement), unless the Company reasonably has determined that it is necessary to amend the Registration Statement or make any supplement to the Prospectus to comply with the Securities Act or any other applicable law or regulation, in which case the Company shall promptly (but in no event later than 24 hours) so inform the Investor, the Investor shall be provided with a reasonable opportunity to review and comment upon any disclosure relating to the Investor and the Company shall expeditiously furnish to the Investor an electronic copy thereof (it being acknowledged and agreed that the provisions of Section 1.4, and not this Section 5.8, shall apply with respect to the Initial Prospectus Supplement).  In addition, for so long as, in the reasonable opinion of counsel for the Investor, the Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered in connection with any acquisition or sale of Securities by the Investor, the Company shall not file any (1) Prospectus Supplement with respect to the Securities, without delivering or making available a copy of such Prospectus Supplement (in the form filed with the Commission), together with the Base Prospectus, to the Investor promptly after the filing thereof with the Commission, or (2) any amendment to the Registration Statement, without promptly delivering or making available a copy of such amendment to the Registration Statement (in the form filed with the Commission) to the Investor promptly after the filing thereof with the Commission, in each case via e-mail in ".pdf" format to an e-mail account designated by the Investor.

(ii)          The Company has not made, and agrees that unless it obtains the prior written consent of the Investor it will not make, an offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company or the Investor with the Commission or retained by the Company or the Investor under Rule 433 under the Securities Act.  The Investor has not made, and agrees that unless it obtains the prior written consent of the Company it will not make, an offer relating to the Securities that would constitute a Free Writing Prospectus required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Securities Act.  Any such Issuer Free Writing Prospectus or other Free Writing Prospectus consented to by the Investor or the Company is referred to in this Agreement as a "Permitted Free Writing Prospectus."  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
Section 5.9          Prospectus Delivery.  For so long as, in the reasonable opinion of counsel for the Investor, the Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered in connection with any acquisition or sale of Securities by the Investor, the Company will furnish to the Investor and its counsel (at the expense of the Company) copies of the Base Prospectus and all Prospectus Supplements that are filed with the Commission, in each case, in the form filed with the Commission, as soon as reasonably practicable via e-mail in ".pdf" format to an e-mail account designated by the Investor and, at the Investor's request, will also furnish copies of the Base Prospectus and all Prospectus Supplements, in each case, in the form filed with the Commission, to each exchange or market on which sales of the Securities may be made and to each Broker-Dealer or other Person designated by the Investor. The Company consents to the use of the Prospectus (and of any Prospectus Supplement thereto) in accordance with the provisions of the Securities Act and with the securities or "Blue Sky" laws of the jurisdictions in which the Securities may be sold by the Investor, in connection with the offering and sale of the Securities and for such period of time thereafter as the Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required by the Securities Act to be delivered in connection with sales of the Securities.  If during such period of time any event shall occur that in the judgment of the Company and its counsel is required to be set forth in the Registration Statement or the Prospectus or any Permitted Free Writing Prospectus or should be set forth therein in order to make the statements made therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading, or if it is necessary to amend the Registration Statement or supplement or amend the Prospectus or any Permitted Free Writing Prospectus to comply with the Securities Act or any other applicable law or regulation, the Company shall forthwith prepare and, subject to Section 5.8 above, file with the Commission an appropriate amendment to the Registration Statement or Prospectus Supplement to the Prospectus (or supplement to the Permitted Free Writing Prospectus) and shall expeditiously furnish or make available to the Investor a copy thereof in accordance with this Section 5.9.  The Investor shall comply with any Prospectus delivery requirements under the Securities Act applicable to it.  The Investor acknowledges and agrees that it is not authorized to give any information or to make any representation not contained in the Prospectus or the documents incorporated by reference or specifically referred to therein in connection with the offer and sale of the Securities.

Section 5.10          Selling Restrictions.
(i)          Except as expressly set forth below, the Investor covenants that from and after the date hereof through and including the termination of this Agreement (the "Restricted Period"), neither the Investor nor any of its Affiliates nor any entity managed or controlled by the Investor (collectively, the "Restricted Persons" and each of the foregoing is referred to herein as a "Restricted Person") shall, directly or indirectly, (x) engage in any Short Sales involving the Company's securities or (y) grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock.  Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from:  (1) selling "long" (as defined under Rule 200 promulgated under Regulation SHO) any shares of Common Stock (including the Securities); or (2) selling a number of shares of Common Stock equal to (x) the number of Shares that such Restricted Person is or may be obligated to purchase under a pending Fixed Request Notice and/or (y) the number of Shares that such Restricted Person may purchase under a pending Optional Amount, but, in each case, has not yet taken possession of so long as such Restricted Person (or the Broker-Dealer, as applicable) delivers the Shares purchased pursuant to such Fixed Request Notice and/or Optional Amount to the purchaser thereof or the applicable Broker-Dealer; provided, however, such Restricted Person (or the applicable Broker-Dealer, as applicable) shall not be required to so deliver any such Shares subject to such Fixed Request Notice or Optional Amount, as the case may be, if (a) such Fixed Request or Optional Amount, as the case may be, is terminated by mutual agreement of the Company and the Investor and, as a result of such termination, no such Shares are delivered to the Investor under this Agreement or (b) the Company otherwise fails to deliver such Shares to the Investor on the applicable Settlement Date upon the terms and subject to the provisions of this Agreement.
(ii)          In addition to the foregoing, in connection with any sale of Securities (including any sale permitted by paragraph (i) above), the Investor shall comply in all respects with all applicable laws, rules, regulations and orders, including, without limitation, the requirements of the Securities Act and the Exchange Act.
Section 5.11          Effective Registration Statement. The Company shall use its reasonable best efforts to keep the Registration Statement effective pursuant to Rule 415 promulgated under the Securities Act, and to keep the Registration Statement and the Prospectus current and available for issuances and sales of Securities by the Company to the Investor, and for the resale of Securities by the Investor, at all times during the term of this Agreement and, to the extent the Investor owns any Securities upon the termination of this Agreement, until the 180th day next following the termination of this Agreement (the "Registration Period"). Without limiting the generality of the foregoing, during the Registration Period, the Company shall prepare and, subject to Section 5.8 above, file with the Commission, at the Company's expense, such amendments (including, without limitation, post-effective amendments) to the Registration Statement and such Prospectus Supplements pursuant to Rule 424(b) under the Securities Act, in each case, as may be necessary to keep the Registration Statement effective pursuant to Rule 415 promulgated under the Securities Act, and to keep the Registration Statement and the Prospectus current and available for issuances and sales of Securities by the Company to the Investor, and for the resale of Securities by the Investor, at all times during the Registration Period.  Without limiting the generality of the foregoing, if, immediately prior to the third (3rd) anniversary of the initial effective date of the Registration Statement (the "Renewal Date"), any of the Securities that have been or may be issued pursuant to this Agreement have not been issued by the Company or resold by the Investor and the Registration Period has not expired, the Company will, prior to the Renewal Date, file a new Registration Statement relating to the Securities, in a form satisfactory to the Investor and its counsel, and, if such Registration Statement is not an automatic shelf registration statement, will use its reasonable best efforts to cause such Registration Statement to be declared effective within 180 days after the Renewal Date. The Company will take all other reasonable actions necessary or appropriate to permit the public offer and sale of the Securities (and the resale thereof by the Investor) to continue as contemplated in the expired Registration Statement relating to the Securities. From and after the effective date thereof, references herein to the "Registration Statement" shall include such new Registration Statement.

Section 5.12          Non-Public Information.  Neither the Company or any of its Subsidiaries, nor any of their respective directors, officers, employees or agents shall disclose any material non-public information about the Company to the Investor, unless a simultaneous public announcement thereof is made by the Company.  In the event of a breach of the foregoing covenant by the Company or any of its Subsidiaries, or any of their respective directors, officers, employees and agents, on the Cleansing Date (defined below) and in compliance with the conditions set forth below, the Investor may publicly disclose such information without the prior approval by the Company, any of its Subsidiaries, or any of their respective directors, officers, employees or agents, to the extent the Investor (in its reasonable good faith judgment) deems such information to be material non-public information, in the form of a press release, public advertisement or otherwise; provided, however, prior to exercising this right, the Investor shall provide the Company with written notice of the Company's alleged failure to disclose such information, which notice shall (i) include a description of the disclosure that the Investor intends to make and (ii) provide the Company with at least one (1) business day to cure such failure (the first business day following such one-business day cure period, the "Cleansing Date"). The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure.
Section 5.13          Broker/Dealer.  The Investor shall use one or more broker-dealers to effectuate all sales, if any, of the Securities that it may acquire or purchase from the Company pursuant to this Agreement which (or whom) shall be unaffiliated with the Investor and FWG and not then currently engaged or used by the Company (collectively, the "Broker-Dealer").  The Investor shall provide the Company with all information regarding the Broker-Dealer reasonably requested by the Company.  The Investor shall be solely responsible for all fees and commissions of the Broker-Dealer, which shall not exceed customary brokerage fees and commissions.
Section 5.14          Earnings Statement.  The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company's current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of and Rule 158 under the Securities Act.  The terms "earnings statement" and "make generally available to its security holders" shall have the meanings set forth in Rule 158 under the Securities Act.
Section 5.15          Disclosure Schedule.
(i)          From time to time during the Investment Period, the Company shall be permitted to update the Disclosure Schedule as may be required to satisfy the condition set forth in Section 6.3(i).  For purposes of this Section 5.15, any disclosure made in a schedule to the Compliance Certificate substantially in the form attached hereto as Exhibit E shall be deemed to be an update of the Disclosure Schedule.  Notwithstanding anything in this Agreement to the contrary, no update to the Disclosure Schedule pursuant to this Section 5.15 shall cure an prior breach of a representation or warranty of the Company contained in this Agreement and shall not affect any of the Investor's rights or remedies with respect thereto.
(ii)          Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosure contained in any Schedule of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule of the Disclosure Schedule as though fully set forth in such Schedule for which applicability of such information and disclosure is readily apparent on its face.  The fact that any item of information is disclosed in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  Except as expressly set forth in this Agreement, such information and the thresholds (whether based on quantity, qualitative characterization, dollar amounts or otherwise) set forth herein shall not be used as a basis for interpreting the terms "material" or "Material Adverse Effect" or other similar terms in this Agreement.

ARTICLE VI
OPINION OF COUNSEL AND CERTIFICATE;
 CONDITIONS TO THE SALE AND PURCHASE OF THE SHARES
Section 6.1          Issuance of Commitment Shares; Opinion of Counsel; Certificate.  On the Effective Date, the Company shall deliver irrevocable instructions to its transfer agent to electronically transfer the Commitment Shares to the Investor or its designee(s), not later than 4:00 p.m. (New York time) on the Trading Day immediately following the Effective Date, by crediting the Investor's or its designee(s) account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, which Commitment Shares shall be issued pursuant to the Registration Statement and without any restriction on resale. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Effective Date, regardless of whether any Fixed Requests are issued by the Company or settled hereunder. Simultaneously with the execution and delivery of this Agreement, on the Effective Date, the Company shall deliver to the Investor (a) the opinions of outside U.S. and Marshall Islands counsel to the Company, dated the Effective Date, in the forms mutually agreed to by the parties hereto, (b) a certificate from the Company, dated the Effective Date, in the form of Exhibit D hereto, and (c) a copy of the irrevocable instructions to the transfer agent regarding the Commitment Shares. On or prior to the Effective Date, the Company shall have paid by wire transfer of immediately available funds to an account designated by the Investor's counsel, the fees and expenses of the Investor's counsel in accordance with the proviso to the first sentence of Section 9.1(i) of this Agreement.
Section 6.2          Conditions Precedent to the Obligation of the Company.  The obligation hereunder of the Company to issue and sell the Shares to the Investor under any Fixed Request or Optional Amount is subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the conditions set forth below.  These conditions are for the Company's sole benefit and (to the extent permitted by applicable law) may be waived by the Company at any time in its sole discretion, except as expressly provided below.
(i)          Accuracy of the Investor's Representations and Warranties.  The representations and warranties of the Investor contained in this Agreement (a) that are not qualified by "materiality" shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the applicable Fixed Request Exercise Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct in all material respects as of such other date and (b) that are qualified by "materiality" shall have been true and correct when made and shall be true and correct as of the applicable Fixed Request Exercise Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date.
(ii)          Registration Statement.  The Registration Statement is effective and neither the Company nor the Investor shall have received notice that the Commission has issued or intends to issue a stop order with respect to the Registration Statement.  The Company shall have a maximum dollar amount certain of Common Stock registered under the Registration Statement which (A) as of the Effective Date, is sufficient to issue to the Investor not less than (1) the Total Commitment worth of Common Stock plus (2) the Commitment Shares and (B) as of the applicable Fixed Request Exercise Date and the applicable Settlement Date, is sufficient to issue to the Investor not less than the maximum dollar amount worth of Shares issuable pursuant to the applicable Fixed Request Notice and applicable Optional Amount, if any.

(iii)          Other Commission Filings.  The Current Report shall have been filed with the Commission as required pursuant to Section 1.4, and all Prospectus Supplements required to have been filed with the Commission pursuant to Section 1.4 shall have been filed with the Commission in accordance with Section 1.4.  All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall have been filed with the Commission and such filings shall have been made within the applicable time period prescribed for such filing under the Exchange Act.  All other material required to be filed by the Company or any other offering participant pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Securities Act.
(iv)          Performance by the Investor.  The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to the applicable Fixed Request Exercise Date and the applicable Settlement Date.
(v)          No Injunction.  No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by this Agreement.
(vi)          No Suspension, Etc.  Trading in the Common Stock shall not have been suspended by the Commission or the Trading Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the applicable Fixed Request Exercise Date and applicable Settlement Date), and, at any time prior to the applicable Fixed Request Exercise Date and applicable Settlement Date, none of the events described in clauses (i), (ii) and (iii) of Section 5.7 shall have occurred, trading in securities generally as reported on the Trading Market shall not have been suspended or limited, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in, any financial, credit or securities market which, in each case, in the reasonable judgment of the Company, makes it impracticable or inadvisable to issue the Shares.
(vii)          No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened, against the Company or any Subsidiary, or any of the officers, directors or Affiliates of the Company or any Subsidiary, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.
(viii)          Aggregate Limit; Ownership Limitation.  The issuance and sale of the Shares issuable pursuant to such Fixed Request or Optional Amount shall not exceed the Aggregate Limit or the limitations set forth in Section 5.5 hereof (which limitations may not be waived).
(ix)          No Unresolved FINRA Objection.   There shall not exist any unresolved objection raised by FINRA's Corporate Financing Department with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement.

Section 6.3          Conditions Precedent to the Obligation of the Investor.  The obligation hereunder of the Investor to accept a Fixed Request Notice or Optional Amount grant and to acquire and pay for the Shares is subject to the satisfaction or (to the extent permitted by applicable law) waiver, at or before each Fixed Request Exercise Date (except with respect to the opinion "bring downs" contemplated by Section 6.3(xii) below) and each Settlement Date, of each of the conditions set forth below.  These conditions are for the Investor's sole benefit and (to the extent permitted by applicable law) may be waived by the Investor at any time in its sole discretion, except as expressly provided below.
(i)          Accuracy of the Company's Representations and Warranties.  The representations and warranties of the Company contained in this Agreement, as modified by the Disclosure Schedule (a) that are not qualified by "materiality" or "Material Adverse Effect" shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the applicable Fixed Request Exercise Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct in all material respects as of such other date and (b) that are qualified by "materiality" or "Material Adverse Effect" shall have been true and correct when made and shall be true and correct as of the applicable Fixed Request Exercise Date and the applicable Settlement Date with the same force and effect as if made on such dates, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date.
(ii)          Registration Statement.  The Registration Statement is effective and neither the Company nor the Investor shall have received notice that the Commission has issued or intends to issue a stop order with respect to the Registration Statement.  The Company shall have a maximum dollar amount certain of Common Stock registered under the Registration Statement which (A) as of the Effective Date, is sufficient to issue to the Investor not less than (1) the Total Commitment worth of Common Stock plus (2) the Commitment Shares and (B) as of the applicable Fixed Request Exercise Date and the applicable Settlement Date, is sufficient to issue to the Investor not less than the maximum dollar amount worth of Shares issuable pursuant to the applicable Fixed Request Notice and applicable Optional Amount, if any.  As of the Effective Date, the applicable Fixed Request Exercise Date and the applicable Settlement Date, the Investor shall be permitted to utilize the Prospectus to resell all of the Securities it then owns or has the right to acquire pursuant to all Fixed Request Notices issued pursuant to this Agreement.
(iii)          Other Commission Filings.  The Current Report shall have been filed with the Commission as required pursuant to Section 1.4, and all Prospectus Supplements required to have been filed with the Commission pursuant to Section 1.4 shall have been filed with the Commission in accordance with Section 1.4.  All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including all material required to have been filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, shall have been filed with the Commission and such filings shall have been made within the applicable time period prescribed for such filing under the Exchange Act.  All other material required to be filed by the Company or any other offering participant pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Securities Act.

(iv)          No Suspension.  Trading in the Common Stock shall not have been suspended by the Commission or the Trading Market since the most recent Settlement Date (or Effective Date in the case of the first Settlement Date) (except for one or more suspensions of trading of less than fifteen minute duration, which suspension shall be terminated prior to the applicable Fixed Request Exercise Date and applicable Settlement Date), and the Company shall not have received any notice that the listing or quotation of the Common Stock on the Trading Market shall be terminated on a date certain (which termination shall be final and non-appealable).  At any time since the most recent Settlement Date (or Effective Date in the case of the first Settlement Date), none of the events described in clauses (i), (ii) and (iii) of Section 5.7 shall have occurred (but an event described in clause (iii) of Section 5.7 shall only apply if it has not been cured through the filing of a report with the Commission on EDGAR), trading in securities generally as reported on the Trading Market shall not have been suspended or limited, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in, any financial, credit or securities market which, in each case, in the reasonable judgment of the Investor, makes it impracticable or inadvisable to purchase the Shares.
(v)          Performance of the Company.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the applicable Fixed Request Exercise Date and the applicable Settlement Date.  The Company shall have delivered to the Investor on the applicable Settlement Date the Compliance Certificate substantially in the form attached hereto as Exhibit E.
(vi)          No Injunction.  No statute, rule, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by this Agreement.
(vii)          No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any court or governmental authority shall have been commenced or threatened, and no inquiry or investigation by any governmental authority shall have been commenced or threatened, against the Company or any Subsidiary, or any of the officers, directors or Affiliates of the Company or any Subsidiary, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.
(viii)          Aggregate Limit; Ownership Limitation.  The issuance and sale of the Shares issuable pursuant to such Fixed Request Notice or Optional Amount shall not exceed the Aggregate Limit or the limitations set forth in Section 5.5 hereof (which limitations may not be waived).
(ix)          Shares Authorized and Delivered.  The Shares issuable pursuant to such Fixed Request Notice or Optional Amount shall have been duly authorized by all necessary corporate action of the Company.  The Company shall have delivered all Shares relating to all prior Fixed Request Notices and Optional Amounts, as applicable, to the Investor or its designee(s).
(x)          Listing of Securities.  The Trading Market shall have completed its review of the related Listing of Additional Shares form with respect to all of the Securities that may be issued pursuant to this Agreement.

(xi)          No Termination Event.  There shall not have occurred any event that would permit the Investor to terminate this Agreement pursuant to Section 7.2.
(xii)          Bring Down Opinions of Counsel. Each time the Company (i) files a Prospectus Supplement relating to the Securities pursuant to Section 1.4 (other than the Initial Prospectus Supplement), (ii) amends or supplements the Registration Statement or the Prospectus relating to the Securities by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectus relating to the Securities; (iii) files an Annual Report on Form 20-F under the Exchange Act (including any Form 20-F/A containing amended financial information or a material amendment to the previously filed Form 20-F); or (iv) furnishes its unaudited interim financial statements and management's discussion and analysis on Form 6-K under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a "Representation Date"), the Company shall furnish the Investor, within three Trading Days after each filing date thereof, the opinion "bring down" from outside U.S. and Marshall Islands counsel to the Company, in the forms mutually agreed to by the parties hereto prior to the date hereof. The requirement to provide the opinion "bring down" under this Section 6.3(xii) shall be waived for any Representation Date referred to in clause (iv) above with respect to a fiscal quarter during which no Shares were sold hereunder, which waiver shall continue until the earlier to occur of the date the Company delivers a Fixed Request Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to deliver a Fixed Request Notice to the Investor following a Representation Date when the Company relied on such waiver and did not provide the Investor with the opinion "bring down" under this Section 6.3(xii), then before the Company delivers the Fixed Request Notice to the Investor, the Company shall provide the Investor with opinion "bring down" from outside U.S. and Marshall Islands counsel to the Company, in the forms mutually agreed to by the parties hereto prior to the date hereof, dated the date of the Fixed Request Notice.
(xiii)          No Unresolved FINRA Objection.   There shall not exist any unresolved objection raised by FINRA's Corporate Financing Department with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement.
ARTICLE VII
 TERMINATION
Section 7.1          Term, Termination by Mutual Consent.  Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 24-month anniversary of the Effective Date (the "Investment Period"), (ii) the date that the entire dollar amount of Common Stock registered under the Registration Statement has been issued and sold and (iii) the date the Investor shall have purchased or acquired shares of Common Stock pursuant to this Agreement equal to the Aggregate Limit.  Subject to Section 7.3, this Agreement may be terminated at any time (A) by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent, it being hereby acknowledged and agreed that the Investor may not consent to such termination during a Pricing Period or prior to a Settlement Date in the event the Investor has instructed the Broker-Dealer to effect an open-market sale of Securities which are subject to a pending Fixed Request or Optional Amount but which have not yet been physically delivered by the Company (and/or credited by book-entry) to the Investor in accordance with the terms and subject to the conditions of this Agreement, or (B) by either the Company or the Investor effective upon written notice to the other party under Section 9.4, if FINRA's Corporate Financing Department has raised any objection with respect to the fairness and reasonableness of the terms of the transactions contemplated by this Agreement, or has otherwise failed to confirm in writing that it has determined not to raise any such objection, and such objection shall not have been resolved, or such confirmation of no objection shall not have been obtained, prior to (1) the 60th day immediately following the Effective Date, in the case of an objection raised or confirmation failure occurring prior to the first Fixed Request Exercise Date, or (2) prior to the 60th day immediately following the receipt by the Company or the Investor of notice of such objection, in the case of an objection raised after the first Fixed Request Exercise Date; provided however, that (x) the party seeking to terminate this Agreement pursuant to this clause (B) of Section 7.1 shall have used its commercially reasonable efforts to resolve such objection and/or to obtain such confirmation of no objection in accordance with and subject to the provisions of Section 5.1(ii) of this Agreement and (y) the right to terminate this Agreement pursuant to this clause (B) of Section 7.1 shall not be available to any party whose action or failure to act has been a principal cause of, or has resulted in, such objection or confirmation failure and such action or failure to act constitutes a breach of this Agreement.  Subject to Section 7.3, the Company may terminate this Agreement, at any time and in its sole discretion, effective upon one Trading Day's prior written notice to the Investor delivered in accordance with Section 9.4; provided, however, that (i) such termination shall not occur during any Pricing Period with respect to a pending Fixed Request or Optional Amount or prior to the Settlement Date related to such pending Fixed Request or Optional Amount, and (ii) prior to issuing any press release, or making any public statement or announcement, with respect to such termination, the Company shall consult with the Investor and shall obtain the Investor's consent to the form and substance of such press release or other disclosure, which consent shall not be unreasonably delayed or withheld.

Section 7.2          Other Termination.  If the Company provides the Investor with an Other Financing Notice or an Integration Notice, in each case pursuant to Section 5.6(iv) of this Agreement, or if the Company otherwise enters into any agreement, plan, arrangement or transaction with a third party or determines to utilize any existing agreement, plan or arrangement with a third party, in each case the principal purpose of which is to implement, effect or consummate outside a Pricing Period, but otherwise during the Investment Period, a Similar Financing, an ATM or a Price Reset Provision (in which case the Company shall so notify the Investor within 48 hours thereof), then in all such cases, subject to Section 7.3, the Investor shall have the right to terminate this Agreement within the subsequent 30-day period (the "Event Period"), effective upon one Trading Day's prior written notice delivered to the Company in accordance with Section 9.4 at any time during the Event Period.  The Company shall promptly (but in no event later than 24 hours) notify the Investor (and, if required under applicable law, including, without limitation, Regulation FD promulgated by the Commission, or under the applicable rules and regulations of the Trading Market, the Company shall publicly disclose such information in accordance with Regulation FD and the applicable rules and regulations of the Trading Market), and, subject to Section 7.3, the Investor shall have the right to terminate this Agreement at any time after receipt of such notification, upon one Trading Day's prior written notice delivered to the Company in accordance with Section 9.4 hereof, if:  (i) any new condition, occurrence, state of facts or event constituting a Material Adverse Effect has occurred subsequent to the Effective Date; (ii) a Fundamental Transaction has occurred or the Company enters into a definitive agreement providing for a Fundamental Transaction; (iii) the effectiveness of the Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or the Registration Statement or the Prospectus is otherwise unavailable to the Company for the sale of Securities or to the Investor for the resale of Securities, and such lapse or unavailability continues for a period of 20 consecutive Trading Days or for more than an aggregate of 60 Trading Days in any 365-day period, other than due to acts of the Investor; (iv) trading in the Common Stock on the Trading Market shall have been suspended or the Common Stock shall have failed to be listed or quoted on the Trading Market, and such suspension or failure continues for a period of 20 consecutive Trading Days or for more than an aggregate of 60 Trading Days in any 365-day period; (v) the Company has filed for and/or is subject to any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors instituted by or against the Company; (vi) (A) a new default or event of default, which has lead to an acceleration of Indebtedness, has occurred subsequent to the Effective Date and is continuing under the terms of any agreement, contract, note or other instrument to which the Company or any of its Subsidiaries is a party with respect to any Indebtedness representing more than 2.0% of the Company's consolidated assets or (B) any third party has taken steps to foreclose on its security interests in assets of the Company representing more than 2.0% of the Company's consolidated assets under the terms of any agreement, contract, note or other instrument to which the Company or any of its Subsidiaries is a party with respect to any secured Indebtedness, or (vii) the Company is in material breach or default of this Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 Trading Days after notice of such breach or default is delivered to the Company pursuant to Section 9.4.
Section 7.3          Effect of Termination.  In the event of termination by the Company or the Investor pursuant to Section 7.1 or 7.2, as applicable, written notice thereof shall forthwith be given to the other party as provided in Section 9.4 and the transactions contemplated by this Agreement shall be terminated without further action by either party.  If this Agreement is terminated as provided in Section 7.1 or 7.2 herein, this Agreement shall become void and of no further force and effect, except that (i) the provisions of Article VIII (Indemnification), Section 9.1 (Fees and Expenses), Section 9.2 (Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial), Section 9.4 (Notices), Section 9.8 (Governing Law), Section 9.9 (Survival), Section 9.11 (Publicity), Section 9.12 (Severability) and this Article VII (Termination) shall remain in full force and effect notwithstanding such termination, (ii) if the Investor owns any Securities at the time of such termination, the covenants and agreements of the Company and the Investor, as applicable, contained in Section 5.1(i) (Securities Compliance; FINRA Filing), Section 5.3 (Compliance with Laws), Section 5.7 (Stop Orders), Section 5.8 (Amendments to the Registration Statement; Prospectus Supplements; Free Writing Prospectuses), Section 5.9 (Prospectus Delivery), Section 5.11 (Effective Registration Statement), Section 5.12 (Non-Public Information) and Section 5.13 (Broker/Dealer) shall remain in full force and effect notwithstanding such termination for a period of six months following such termination, and (iii) if the Investor or its designee(s) own any Securities at the time of such termination, the covenants and agreements of the Company contained in Section 5.2 (Registration and Listing) shall remain in full force and effect notwithstanding such termination for a period of 30 days following such termination.  Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement by any party shall affect any cash fees paid to the Investor's counsel pursuant to Section 9.1, all of which fees shall be non-refundable, regardless of whether any Fixed Requests are issued by the Company or settled hereunder.  Nothing in this Section 7.3 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE VIII
 INDEMNIFICATION
Section 8.1          General Indemnity.
(i)          Indemnification by the Company.  The Company shall indemnify and hold harmless the Investor, each of its directors, officers, partners, employees, investment managers, investment advisors and Affiliates, and each Person, if any, who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Investor and each such other Person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon (a) any violation of United States federal or state securities laws or the rules and regulations of the Trading Market in connection with the transactions contemplated by this Agreement by the Company or any of its Subsidiaries, affiliates, officers, directors or employees, (b) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Registration Statement or any amendment thereto or any omission or alleged omission to state therein, or in any document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or in any "issuer information" (as defined in Rule 433 under the Securities Act) of the Company, which "issuer information" is required to be, or is, filed with the Commission or otherwise contained in any Free Writing Prospectus, or any amendment or supplement thereto, or any omission or alleged omission to state therein, or in any document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (A) the Company shall not be liable under this Section 8.1(i) to the extent that a court of competent jurisdiction shall have determined by a final judgment (from which no further appeals are available) that such loss, claim, damage, liability or expense resulted directly and solely from any such acts or failures to act, undertaken or omitted to be taken by the Investor or such Person through its bad faith or willful misconduct, (B) the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in the Current Report or any Prospectus Supplement or Permitted Free Writing Prospectus, or any amendment thereof or supplement thereto, and (C) with respect to the Prospectus, the foregoing indemnity shall not inure to the benefit of the Investor or any such Person from whom the Person asserting any loss, claim, damage, liability or expense purchased Common Stock, if copies of all Prospectus Supplements required to be filed pursuant to Section 1.4, together with the Base Prospectus, were timely delivered or made available to the Investor pursuant hereto and a copy of the Base Prospectus, together with a Prospectus Supplement (as applicable), was not sent or given by or on behalf of the Investor or any such Person to such Person, if required by law to have been delivered, at or prior to the written confirmation of the sale of the Common Stock to such Person, and if delivery of the Base Prospectus, together with a Prospectus Supplement (as applicable), would have cured the defect giving rise to such loss, claim, damage, liability or expense.
The Company shall reimburse the Investor and each such controlling Person promptly upon demand (with accompanying presentation of documentary evidence) for all legal and other costs and expenses reasonably incurred by the Investor or such indemnified Persons in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding with respect to which it is entitled to indemnification.

(ii)          Indemnification by the Investor.  The Investor shall indemnify and hold harmless the Company, each of its directors, officers, employees and Affiliates, and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act from and against all losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Company and each such other Person may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Current Report, the Registration Statement or any Prospectus Supplement or Permitted Free Writing Prospectus, or in any amendment thereof or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, to the extent, but only to the extent, the untrue statement, alleged untrue statement, omission or alleged omission was made in reliance upon, and in conformity with, written information furnished by the Investor to the Company expressly for inclusion in the Current Report, the Registration Statement or such Prospectus Supplement or Permitted Free Writing Prospectus, or any amendment thereof or supplement thereto.
The Investor shall reimburse the Company and each such director, officer or controlling Person promptly upon demand for all legal and other costs and expenses reasonably incurred by the Company or such indemnified Persons in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding with respect to which it is entitled to indemnification.
Section 8.2          Indemnification Procedures.  Promptly after a Person receives notice of a claim or the commencement of an action for which the Person intends to seek indemnification under Section 8.1, the Person will notify the indemnifying party in writing of the claim or commencement of the action, suit or proceeding; provided, however, that failure to notify the indemnifying party will not relieve the indemnifying party from liability under Section 8.1, except to the extent it has been materially prejudiced by the failure to give notice.  The indemnifying party will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the indemnifying party acknowledges in writing the obligation to indemnify the party against whom the claim or action is brought, the indemnifying party may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to it.  After an indemnifying party notifies an indemnified party that the indemnifying party wishes to assume the defense of a claim, action, suit or proceeding, the indemnifying party will not be liable for any legal or other expenses incurred by the indemnified party in connection with the defense against the claim, action, suit or proceeding except that if, in the opinion of counsel to the indemnifying party, one or more of the indemnified parties should be separately represented in connection with a claim, action, suit or proceeding, the indemnifying party will pay the reasonable fees and expenses of one separate counsel for the indemnified parties.  Each indemnified party, as a condition to receiving indemnification as provided in Section 8.1, will cooperate in all reasonable respects with the indemnifying party in the defense of any action or claim as to which indemnification is sought.  No indemnifying party will be liable for any settlement of any action effected without its prior written consent.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested (by written notice provided in accordance with Section 9.4) an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated hereby effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received written notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of a pending or threatened action with respect to which an indemnified party is, or is informed that it may be, made a party and for which it would be entitled to indemnification, unless the settlement includes an unconditional release of the indemnified party from all liability and claims which are the subject matter of the pending or threatened action.

If for any reason the indemnification provided for in this Agreement is not available to, or is not sufficient to hold harmless, an indemnified party in respect of any loss or liability referred to in Section 8.1 as to which such indemnified party is entitled to indemnification thereunder, each indemnifying party shall, in lieu of indemnifying the indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss or liability, (i) in the proportion which is appropriate to reflect the relative benefits received by the indemnifying party, on the one hand, and by the indemnified party, on the other hand, from the sale of Securities which is the subject of the claim, action, suit or proceeding which resulted in the loss or liability or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above, but also the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the statements or omissions which are the subject of the claim, action, suit or proceeding that resulted in the loss or liability, as well as any other relevant equitable considerations.
The remedies provided for in Section 8.1 and this Section 8.2 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified Person at law or in equity.
ARTICLE IX
 MISCELLANEOUS
Section 9.1          Fees and Expenses.
(i)          Each party shall bear its own fees and expenses related to the transactions contemplated by this Agreement; provided, however, that the Company shall pay, on or prior to the Effective Date, by wire transfer of immediately available funds to an account designated by the Investor, promptly following the receipt of an invoice therefor, all reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by the Investor, up to $35,000, in connection with the preparation, negotiation, execution and delivery of this Agreement, legal due diligence of the Company and review of the Registration Statement, the Base Prospectus, the Current Report, any Permitted Free Writing Prospectus and all other related transaction documentation.  The Company shall pay all U.S. federal, state and local stamp and other similar transfer and other taxes and duties levied in connection with issuance of the Securities pursuant hereto.  For the avoidance of doubt, all of the fees payable to the Investor or its counsel pursuant to this Section 9.1 shall be non-refundable, regardless of whether any Fixed Requests are issued by the Company or settled hereunder.
(ii)          If the Company issues a Fixed Request Notice and fails to deliver the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) to the Investor on the applicable Settlement Date, subject to prior payment, and such failure continues for 10 Trading Days, the Company shall pay the Investor, in cash (or, at the option of the Investor, in shares of Common Stock which have not been registered under the Securities Act valued at the applicable Discount Price of the Shares failed to be delivered; provided that the issuance thereof by the Company would not violate the Securities Act or any applicable U.S. federal or state securities laws), as partial damages for such failure and not as a penalty, an amount equal to 2.0% of the payment required to be paid by the Investor on such Settlement Date (i.e., the sum of the Fixed Request Amount and the Optional Amount Exercise Amount) for the initial 30 days following such Settlement Date until the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) have been delivered, and an additional 2.0% for each additional 30-day period thereafter until the Shares (which have been approved for listing or quotation on the Trading Market, if such an approval is required for the listing or quotation thereof on the Trading Market) have been delivered, which amount shall be prorated for such periods less than 30 days.  Nothing in this Section 9.1(ii) shall be deemed to release the Company from any liability for any breach under this Agreement, or to impair the rights of the Investor to compel specific performance by the Company of its obligations under this Agreement.

Section 9.2          Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial.
(i)          The Company and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.
(ii)          Each of the Company and the Investor (a) hereby irrevocably submits to the jurisdiction of the U.S. District Court and other courts of the United States sitting in the City and State of New York, Borough of Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and (b) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed Seward & Kissel LLP, located at One Battery Park Plaza, New York, NY 10004 (together with any successor, the "Agent for Service") as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any court of the United States sitting in the City of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.  Each of the Company and the Investor consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section 9.2 shall affect or limit any right to serve process in any other manner permitted by law.
(iii)          EACH OF THE COMPANY AND THE INVESTOR HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO.  EACH OF THE COMPANY AND THE INVESTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2.
Section 9.3          Entire Agreement; Amendment.  This Agreement, together with the exhibits referred to herein and the Disclosure Schedule, represents the entire agreement of the parties with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by either party relative to subject matter hereof not expressly set forth herein.  No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto.  The Disclosure Schedule and all exhibits to this Agreement are hereby incorporated by reference in, and made a part of, this Agreement as if set forth in full herein.

Section 9.4          Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery or facsimile (with facsimile machine confirmation of delivery received) at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received), (b) upon sending to an e-mail address provided below if acknowledged by the recipient or another representative of the Company or the Investor, as applicable, or (c) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The address for such communications shall be:
If to the Company:	TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str, 151 24, Marousi
Athens, Greece
Telephone Number: +011 30 210-812-8180
Fax: +011 30 210-805-6441 E-mail: atsirikos@topships.org
Attention: Alexandros Tsirikos

With a copy (which shall not constitute notice) to:	Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone Number: (212) 574-1200
Fax: (212) 480-8421 E-mail: Wolfe@sewkis.com
Attention: Gary Wolfe, Esq.

If to the Investor:	Kalani Investments Limited Palm Grove House P.O. Box 438 Road Town, Tortola British Virgin Islands
Fax: +350 20077343 E-mail: john.gordon@hassans.gi Attention: John Gordon

With a copy (which shall not constitute notice) to:	Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
Telephone Number: (212) 801-9200
Fax: (212) 801-6400 E-mail: Marsicoa@gtlaw.com
Attention: Anthony J. Marsico, Esq.
Either party hereto may from time to time change its address for notices by giving at least 10 days advance written notice of such changed address to the other party hereto. Any notice to the Company may alternatively be given to an address specified by the Company on any Fixed Request Notice until the Company provides written notice of a change to such address to the Investor.  Any notice to the Investor may also be given to an address specified by the Investor on any Optional Amount Notice or Confirmation Notice until the Investor provides written notice of a change to such address to the Company.

Section 9.5          Waivers.  No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.  No provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought.
Section 9.6          Headings; Construction.  The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.  Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof.  The terms "including," "includes," "include" and words of like import shall be construed broadly as if followed by the words "without limitation."  The terms "herein," "hereunder," "hereof" and words of like import refer to this entire Agreement instead of just the provision in which they are found.  The parties agree that each of them and their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Any reference in this Agreement to "Dollars" or "$" shall mean the lawful currency of the United States of America.
Section 9.7          Successors and Assigns.  The Investor may not assign this Agreement to any Person without the prior consent of the Company, in the Company's sole discretion.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.  The assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.
Section 9.8          Governing Law.  This Agreement shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state  that would cause the application of the laws of any other jurisdiction.
Section 9.9          Survival.   The representations, warranties, covenants and agreements of the Company and the Investor contained in this Agreement shall survive the execution and delivery hereof until the termination of this Agreement; provided, however, that (i) the provisions of Article VII (Termination), Article VIII (Indemnification), Section 9.1 (Fees and Expenses), Section 9.2 (Specific Enforcement, Consent to Jurisdiction, Waiver of Jury Trial), Section 9.4 (Notices), Section 9.8 (Governing Law), Section 9.11 (Publicity), Section 9.12 (Severability) and this Section 9.9 (Survival) shall remain in full force and effect notwithstanding such termination, (ii) if the Investor owns any Securities at the time of such termination, the covenants and agreements of the Company and the Investor, as applicable, contained in Section 5.1(i) (Securities Compliance; FINRA Filing), Section 5.3 (Compliance with Laws), Section 5.7 (Stop Orders), Section 5.8 (Amendments to the Registration Statement; Prospectus Supplements; Free Writing Prospectuses), Section 5.9 (Prospectus Delivery), Section 5.11 (Effective Registration Statement), Section 5.12 (Non-Public Information) and Section 5.13 (Broker/Dealer) shall remain in full force and effect notwithstanding such termination for a period of six months following such termination, and (iii) if the Investor owns any Securities at the time of such termination, the covenants and agreements of the Company contained in Section 5.2 (Registration and Listing) shall remain in full force and effect notwithstanding such termination for a period of 30 days following such termination.

Section 9.10          Counterparts.  This Agreement may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.  In the event any signature is delivered by facsimile, digital or electronic transmission, such transmission shall constitute delivery of the manually executed original and the party using such means of delivery shall thereafter cause four additional executed signature pages to be physically delivered to the other parties within five days of the execution and delivery hereof.  Failure to provide or delay in the delivery of such additional executed signature pages shall not adversely affect the efficacy of the original delivery.
Section 9.11          Publicity.  The Investor shall have the right to approve, prior to issuance or filing, any press release, Commission filing or any other public disclosure made by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of this Agreement or the transactions contemplated hereby (unless the same disclosure has been previously reviewed and approved by the Investor); provided, however, that except as otherwise provided in this Agreement, the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure (including any filings with the Commission) with respect thereto as is required by applicable law and regulations (including the regulations of the Trading Market), so long as prior to making any such press release or other public disclosure, if reasonably practicable, the Company and its counsel shall have provided the Investor and its counsel with a reasonable opportunity to review and comment upon, and shall have consulted with the Investor and its counsel on the form and substance of, such press release or other disclosure.
Section 9.12          Severability.  The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.
Section 9.13          No Third Party Beneficiaries.  Except as expressly provided in Article VIII, this Agreement is intended only for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
Section 9.14          Further Assurances.  From and after the date of this Agreement, upon the request of the Investor or the Company, each of the Company and the Investor shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.
TOP SHIPS INC.:

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Chief Financial Officer

KALANI INVESTMENTS LIMITED:

By:	/s/ Maxi Torres
Name: Maxi Torres
Title: Director

ANNEX A TO THE
COMMON STOCK PURCHASE AGREEMENT
DEFINITIONS
"Affiliate" shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act.
"Aggregate Limit" shall have the meaning assigned to such term in Section 1.1 hereof.
"Agreement" shall have the meaning assigned to such term in the Preamble.
"Announcement Date" shall have the meaning assigned to such term in Section 2.12 hereof.
"Approved Share Plan" shall have the meaning assigned to such term in Section 5.6(i) hereof.
"ATM" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Base Prospectus" shall mean the Company's prospectus, dated February 1, 2017, a preliminary form of which is included in the Registration Statement, including the documents incorporated by reference therein.
"Below Market Offering" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Broker-Dealer" shall have the meaning assigned to such term in Section 5.13 hereof.
"Bylaws" shall have the meaning assigned to such term in Section 4.3 hereof.
"Charter" shall have the meaning assigned to such term in Section 4.3 hereof.
"Cleansing Date" shall have the meaning assigned to such term in Section 5.12.
"Code" shall mean the Internal Revenue Code of 1986, as amended.
"Commission" shall mean the Securities and Exchange Commission or any successor entity.
"Commission Documents" shall mean (1) all reports, schedules, registrations, forms, statements, information and other documents filed with or furnished to the Commission by the Company pursuant to the reporting requirements of the Exchange Act, including all material filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, since December 31, 2015, including, without limitation, the Annual Report on Form 20-F filed by the Company for its fiscal year ended December 31, 2015 (the "2015 Form 20-F"), and which hereafter shall be filed with or furnished to the Commission by the Company during the Investment Period, including, without limitation, the Current Report, (2) the Registration Statement, as the same may be amended from time to time, the Prospectus and each Prospectus Supplement, and each Permitted Free Writing Prospectus and (3) all information contained in such filings and all documents and disclosures that have been and heretofore shall be incorporated by reference therein.

"Commitment Shares" means 22,835 shares of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock which, concurrently with the execution and delivery of this Agreement on the Effective Date, the Company has caused its transfer agent to electronically transfer to the Investor not later than 4:00 p.m. (New York time) on the Trading Day immediately following the Effective Date.
"Common Stock" shall have the meaning assigned to such term in the Recitals.
"Company" shall have the meaning assigned to such term in the Preamble.
"Convertible Securities" shall have the meaning assigned to such term in Section 5.6(i) hereof.
"Current Market Price" means, with respect to any particular measurement date, the closing price of a share of Common Stock as reported on the Trading Market for the Trading Day immediately preceding such measurement date.
"Current Report" shall have the meaning assigned to such term in Section 1.4 hereof.
"Disclosure Schedule" shall have the meaning assigned to such term in Article IV hereof.
"Discount Price" shall have the meaning assigned to such term in Section 2.2 hereof.
"DTC" means The Depository Trust Company, a subsidiary of The Depository Trust & Clearing Corporation, or any successor thereto.
"Earnings Announcement" shall have the meaning assigned to such term in Section 2.12 hereof.
"Earnings 6-K" shall have the meaning assigned to such term in Section 2.12 hereof.
"EDGAR" shall have the meaning assigned to such term in Section 4.3 hereof.
"Effective Date" shall mean the date of this Agreement.
"Environmental Laws" shall have the meaning assigned to such term in Section 4.17 hereof.
"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.
"Event Period" shall have the meaning assigned to such term in Section 7.2 hereof.
"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.
"Exchange Transaction" shall have the meaning assigned to such term in Section 5.6(ii) hereof.
"FCPA" shall have the meaning assigned to such term in Section 4.29 hereof.
"Filing Time" shall have the meaning assigned to such term in Section 2.12 hereof.

"FINRA" shall have the meaning assigned to such term in Section 4.5 hereof.
"FINRA Filing" shall have the meaning assigned to such term in Section 5.1(ii) hereof.
"Fixed Amount Requested" shall mean the amount of a Fixed Request requested by the Company in a Fixed Request Notice delivered pursuant to Section 2.1 hereof, prior to the deduction of the 1% fee contemplated by Section 2.7 hereof.
"Fixed Request" means the transactions contemplated under Sections 2.1 through 2.8 of this Agreement.
"Fixed Request Amount" means the actual amount of proceeds to be received by the Company pursuant to a Fixed Request under this Agreement, prior to the deduction of the 1% fee contemplated by Section 2.7 hereof.
"Fixed Request Exercise Date" shall have the meaning assigned to such term in Section 2.1 hereof.
"Fixed Request Notice" shall have the meaning assigned to such term in Section 2.1 hereof.
"Floor Price" is the lowest price (except to the extent otherwise provided in Section 2.6) at which the Company may sell Shares during the applicable Pricing Period as set forth in a Fixed Request Notice (not taking into account the percentage discount referred to in Section 2.2); provided, however, that at no time shall the Floor Price be lower than $0.50 per share unless the Company and the Investor shall mutually agree.
"Free Writing Prospectus" shall mean a "free writing prospectus" as defined in Rule 405 promulgated under the Securities Act.
"Fundamental Transaction" means any one or more of the following:  (i) the Company shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, with the result that the holders of the Company's capital stock immediately prior to such consolidation or merger together beneficially own less than 50% of the outstanding voting power of the surviving or resulting corporation, or (2) enter into a transaction that would deem the Company a shell company, as defined under Rule 405 of the Securities Act, or (3) take action to facilitate a purchase, tender or exchange offer by another Person that is accepted by the holders of more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person, other than Mr. Evangelos J. Pistiolis or a Person affiliated with Mr. Evangelos J. Pistiolis (except in the event of a "going-private" transaction), acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify its Common Stock, or (ii) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock other than Mr. Evangelos J. Pistiolis or a Person affiliated with Mr. Evangelos J. Pistiolis (except in the event of a "going-private" transaction).

"FWG" shall have the meaning assigned to such term in Section 4.15 hereof.
"GAAP" shall mean generally accepted accounting principles in the United States of America as applied by the Company.
"Governmental Licenses" shall have the meaning assigned to such term in Section 4.16(a) hereof.
"Indebtedness" shall have the meaning assigned to such term in Section 4.11 hereof.
"Initial Prospectus Supplement" shall have the meaning assigned to such term in Section 1.4 hereof.
"Integration Notice" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Intellectual Property" shall have the meaning assigned to such term in Section 4.16(b) hereof.
"Investment Period" shall have the meaning assigned to such term in Section 7.1 hereof.
"Investor" shall have the meaning assigned to such term in the Preamble.
"Issuer Free Writing Prospectus" shall mean an "issuer free writing prospectus," as defined in Rule 433 promulgated under the Securities Act, relating to the Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act, in each case, in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) under the Securities Act.
"Knowledge" means the actual knowledge of the Company's Chief Executive Officer or Chief Financial Officer, after reasonable inquiry of all officers, directors and employees of the Company who could reasonably be expected to have knowledge or information with respect to the matter in question.
"Material Adverse Effect" shall mean any condition, occurrence, state of facts or event having, or insofar as reasonably can be foreseen would reasonably be expected to have, any effect on the business, operations, properties or condition (financial or otherwise) of the Company that is material and adverse to the Company and its Subsidiaries, taken as a whole, and/or any condition, occurrence, state of facts or event that would prohibit or otherwise materially interfere with or delay the ability of the Company to perform any of its obligations under this Agreement; provided, however, that none of the following, individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or insofar as reasonably can be foreseen would reasonably be expected to occur:  (i) changes in conditions in the U.S. or global capital, credit or financial markets generally, including changes in the availability of capital or currency exchange rates, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; (ii) the effect of any changes arising in connection with acts of war (whether or not declared), terrorism, military actions or the escalation thereof or other force majeure events occurring after the Effective Date, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; (iii) the effect of any changes in applicable legal requirements or GAAP; (iv) changes generally affecting any of the drybulk shipping, offshore drilling or tanker industries, provided such changes shall not have affected the Company in a materially disproportionate manner as compared to other similarly situated companies; and (v) any effect of the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement on the Company's relationships, contractual or otherwise, with customers, suppliers, vendors, bank or commercial lenders, lessors, collaboration partners, employees or consultants.

"Material Agreements" shall have the meaning assigned to such term in Section 4.18 hereof.
"Maximum Fixed Amount Requested" shall mean (i) $50,000, if the VWAP of the Common Stock is greater than $0.75 per share on the Trading Day immediately preceding the applicable Fixed Request Exercise Date and (ii) $10,000, if the VWAP of the Common Stock is equal to or below $0.75 per share on the Trading Day immediately preceding the applicable Fixed Request Exercise Date.
"Money Laundering Laws" shall have the meaning assigned to such term in Section 4.30 hereof.
"Multiplier" shall have the meaning assigned to such term in Section 2.3 hereof.
"NASDAQ" means the NASDAQ Capital Market or any successor thereto.
"Non-Affiliate Shares" shall have the meaning assigned to such term in Section 4.20(ii) hereof.
"OFAC" shall have the meaning assigned to such term in Section 4.31 hereof.
"Optional Amount" means the transactions contemplated under Sections 2.9 through 2.11 of this Agreement.
"Optional Amount Exercise Amount" shall mean the actual amount of proceeds to be received by the Company pursuant to the exercise of an Optional Amount under this Agreement, prior to deduction of the 1% fee contemplated under Section 2.7.
"Optional Amount Notice" shall have the meaning assigned to such term in Section 2.11 hereof.
"Optional Amount Floor Price" shall have the meaning assigned to such term in Section 2.1 hereof.
"Other Financing" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Other Financing Notice" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Permitted Free Writing Prospectus" shall have the meaning assigned to such term in Section 5.8(ii) hereof.
"Person" means any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.
"Plan" shall have the meaning assigned to such term in Section 4.24 hereof.
"Price Reset Provision" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Pricing Period" shall mean a period of eight consecutive Trading Days commencing on the first Trading Day of the Pricing Period set forth in the Fixed Request Notice, or such shorter period mutually agreed upon by the Investor and the Company.

"Prospectus" shall mean the Base Prospectus, as supplemented by any Prospectus Supplement, including the documents incorporated by reference therein, together with any Permitted Free Writing Prospectus.
"Prospectus Supplement" shall mean any prospectus supplement to the Base Prospectus (including the Initial Prospectus Supplement) filed with the Commission pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.
"Reduction Notice" shall have the meaning assigned to such term in Section 2.8 hereof.
"Reference Period" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"Registration Period" shall have the meaning assigned to such term in Section 5.11 hereof.
"Registration Statement" shall mean the registration statement on Form F-3, Commission File Number 333-215577, filed by the Company with the Commission under the Securities Act for the registration of shares of its Common Stock, including the Securities, as such Registration Statement may be amended and supplemented from time to time (including any related abbreviated registration statement to register additional shares of Common Stock filed by the Company pursuant to Rule 462(b) under the Securities Act), including all documents filed as part thereof or incorporated by reference therein, and including all information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430B under the Securities Act, including any comparable successor registration statement filed by the Company with the Commission under the Securities Act for the registration of shares of its Common Stock, including the Securities.
"Renewal Date" shall have the meaning assigned to such term in Section 5.11.
"Representation Date" shall have the meaning assigned to such term in Section 6.3(xii).
"Restricted Period" shall have the meaning assigned to such term in Section 5.10(i) hereof.
"Restricted Person" shall have the meaning assigned to such term in Section 5.10(i) hereof.
"Restricted Persons" shall have the meaning assigned to such term in Section 5.10(i) hereof.
"Securities" shall mean, collectively, the Shares and the Commitment Shares.
"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.
"Settlement Date" shall have the meaning assigned to such term in Section 2.7 hereof.
"Shares" shall mean shares of Common Stock issuable to the Investor upon exercise of a Fixed Request and shares of Common Stock issuable to the Investor upon exercise of an Optional Amount.
"Short Sales" means "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act.

"Significant Subsidiary" means any Subsidiary of the Company that would constitute a Significant Subsidiary of the Company within the meaning of Rule 1-02 of Regulation S-X of the Commission.
"Similar Financing" shall have the meaning assigned to such term in Section 5.6(iv) hereof.
"SOXA" shall have the meaning assigned to such term in Section 4.6(c) hereof.
"Staff Interpretations" shall mean the interpretations of the Commission's staff set forth in response to question 139.21 of the Compliance and Disclosure Interpretations of Securities Act Sections of the Division of Corporation Finance of the Commission dated September 22, 2016.
"Subsequent Issuance" shall have the meaning assigned to such term in Section 5.6(i) hereof.
"Subsidiary" shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other Persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.
"Third Party Exchange Transfer" shall have the meaning assigned to such term in Section 5.6(ii) hereof.
"Total Commitment" shall have the meaning assigned to such term in Section 1.1 hereof.
"Trading Day" shall mean a full trading day (beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time) on NASDAQ.
"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE MKT, the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any successors to any of the foregoing), whichever is at the time the principal trading exchange or market for the Common Stock.
"VWAP" shall mean the daily volume weighted average price (based on a Trading Day from 9:30 a.m. to 4:00 p.m. (New York time)) of the Common Stock on the Trading Market as reported by Bloomberg Financial L.P. using the AQR function.
"Warrant Value" shall mean the fair value of all warrants, options and other similar rights issued to a third party in connection with an Other Financing, determined by using a standard Black-Scholes option-pricing model using an expected volatility percentage as shall be mutually agreed by the Investor and the Company.  In the case of a dispute relating to such expected volatility assumption, the Investor shall obtain applicable volatility data from three investment banking firms of nationally recognized reputation, and the parties hereto shall use the average thereof for purposes of determining the expected volatility percentage in connection with the Black-Scholes calculation referred to in the immediately preceding sentence.

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 2, 2017

Top Ships Inc.
1 Vas. Sofias & Meg.
Alexandrou Street
151 24, Maroussi
Athens, Greece

Re: Top Ships Inc.

Ladies and Gentlemen:

We have acted as counsel to Top Ships Inc., a Marshall Islands corporation (the "Company"), in connection with (i) the offering (the "Offering") by the Company of $3,099,367 of shares of its common stock, par value $0.01 per share ("Common Shares") that the Company may issue and sell from time to time (the "Offered Shares") and $46,491 of Common Shares (the "Commitment Shares", and together with the Offered Shares, the "Shares"), which Shares include related preferred share purchase rights ("Preferred Share Purchase Rights"), in accordance with the terms of the Common Stock Purchase Agreement, dated February 2, 2017 between the Company and Kalani Investments Limited (the "Purchase Agreement"), (ii) the preparation of the registration statement on Form F-3 (No. 333-215577) (the "Registration Statement"), deemed effective by the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") on February 1, 2017 and the prospectus included therein (the "Base Prospectus"), and (iii) the preparation of the prospectus supplement dated February 2, 2017 related to the Offering and filed with the Commission pursuant to Rule 424(b) under the Act (the "Prospectus Supplement," and together with the Base Prospectus, the "Prospectus").

In rendering this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the unanimous written consent of the Company's board of directors, dated January 25, 2017 related to the Offering; (ii) the Purchase Agreement; (iii) the Registration Statement; (iv) the Prospectus; (v) the Stockholders Rights Agreement dated as of September 22, 2016 (the "Rights Agreement") related to the Preferred Share Purchase Rights; and (vi) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors and officers of the Company and others.

We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.

In connection with our opinion expressed below, we have assumed that, at or prior to the time of the delivery of any of the Shares, there will not have occurred any change in the law or the facts affecting the validity of the Shares.

With respect to the Shares, we have assumed that, as of each and every time any of the Shares are issued in accordance with the Purchase Agreement (except for the issuance of $46,491 of Commitment Shares on the date hereof), the Company will have a sufficient number of authorized and unissued Common Shares available for issuance under its Third Amended and Restated Articles of Incorporation, as amended.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

1.	The Shares and the Preferred Share Purchase Rights have been duly authorized by the Company.
2.	The Shares, when issued, sold and paid for as contemplated in the Prospectus Supplement and Purchase Agreement, will be validly issued, fully paid and non-assessable.
3.
When the Shares are issued, sold and paid for as contemplated in the Prospectus Supplement and
Purchase Agreement, the related Preferred Share Purchase Rights will constitute binding obligations of the Company in accordance with the terms of the Rights Agreement.

The foregoing opinions are subject in each case to applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent transfer, fraudulent conveyance or other similar laws affecting generally the enforceability of creditors' rights from time to time in effect and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, including application of principles of good faith, fair dealing, commercial reasonableness, materiality, unconscionability and conflict with public policy and other similar principles.

This opinion is limited to the laws of the State of New York, the federal laws of the United States of America, and the laws of the Republic of the Marshall Islands as in effect on the date hereof.

We hereby consent to the incorporation by reference of this opinion into the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement or Prospectus.

Very truly yours, /s/ Seward & Kissel LLP